SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc FY09 unaudited results Pt4.2

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 2 principally includes corporate bonds and other non- national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment fund valued with observable inputs. It also includes net assets attributable to unitholders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third party broker quotes in the UK and Asia either directly or via third parties such as IDC or Bloomberg. Such assets have generally been classified as level 2 as the nature of broker quotations means that it does not strictly meet the definition of a level 1 asset. However these valuations are determined using independent external quotations from multiple sources and are subject to  a number of monitoring controls such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £83,301 million at 31 December 2009, £6,426 million are valued internally. The majority of such securities use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivatives which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3.

At 31 December 2009 the Group held £5,190 million, 3 per cent of the fair valued financial instruments, within level 3. Of these amounts £3,510 million was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.7 per cent of the total assets of the participating funds at 31 December 2009.
Total level 3 liabilities were £348 million out of total participating fund liabilities of £104,817 million
.

Of the £1,684 million level 3 financial investments, net of derivative liabilities which support non-linked shareholder-backed business (3.6 per cent of the total assets net of derivative liabilities backing this business), £1,653 million are externally valued and £31 million are internally valued. Internal valuations, which represent only 0.04 per cent of the total assets net of derivative liabilities supporting non-linked shareholder-backed business, are inherently more subjective than external valuations.

If the value of all level 3 investments backing non-linked shareholder-backed business was varied by 10 per cent, the change in valuation would be £ 3 million, which would reduce shareholders' equity by this amount before tax. Of this amount a £5 million increase would pass through the income statement substantially as part of short term fluctuations outside of operating profit offset by a £8 million decrease included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

	31 December 2009
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
With-profits
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)
Total financial investments net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowing attributable to the with-profits fund held at fair value	-	(105)	-	(105)
Investment contract liabilities without discretionary participation feature held at fair value	-	-	-	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)
Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	38,616	4	-	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	-	110
Derivative liabilities	-	-	-	-
Total financial investments net of derivative liabilities	41,929	5,609	40	47,578
Investment contract liabilities without discretionary participation features held at fair value	-	(12,242)	-	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)
Total	40,605	(6,640)	38	34,003
Percentage of total	119%	(19)%	0%	100%
Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)
Total financial investments net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contract liabilities without discretionary participation features held at fair value	-	(1,598)	-	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)
Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%
Group total
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)
Total financial investments net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowing attributable to the with-profits fund held at fair value	-	(105)	-	(105)
Investment contract liabilities without discretionary participation features held at fair value	-	(13,840)	-	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)
Total	81,392	70,400	5,190	156,982
Percentage of total	52%	45%	3%	100%

	31 December 2008
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
With-profits
Equity securities and portfolio holdings in unit trusts	30,427	885	509	31,821
Debt securities	6,765	34,858	1,342	42,965
Other investments (including derivative assets)	77	1,569	2,122	3,768
Derivative liabilities	(166)	(2,861)	-	(3,027)
Total financial investments net of derivative liabilities	37,103	34,451	3,973	75,527
Borrowing attributable to the with-profits fund held at fair value	-	(158)	-	(158)
Investment contract liabilities without discretionary participation features held at fair value	-	-	-	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,010)	(384)	(381)	(1,775)
Total	36,093	33,909	3,592	73,594
Percentage of total	49%	46%	5%	100%
Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	29,097	114	-	29,211
Debt securities	2,650	3,615	33	6,298
Other investments (including derivative assets)	117	87	-	204
Derivative liabilities	-	-	-	-
Total financial investments net of derivative liabilities	31,864	3,816	33	35,713
Investment contract liabilities without discretionary participation features held at fair value	-	(10,309)	-	(10,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(877)	-	-	(877)
Total	30,987	(6,493)	33	24,527
Percentage of total	126%	(26)%	0%	100%
Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	745	27	318	1,090
Debt securities	6,514	35,451	3,996	45,961
Other investments (including derivative assets)	427	1,210	692	2,329
Derivative liabilities	(38)	(1,521)	(246)	(1,805)
Total financial investments net of derivative liabilities	7,648	35,167	4,760	47,575
Investment contract liabilities without discretionary participation features held at fair value	-	(1,307)	-	(1,307)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(311)	(815)	(65)	(1,191)
Total	7,337	33,045	4,695	45,077
Percentage of total	16%	73%	11%	100%
Group total
Equity securities and portfolio holdings in unit trusts	60,269	1,026	827	62,122
Debt securities	15,929	73,924	5,371	95,224
Other investments (including derivative assets)	621	2,866	2,814	6,301
Derivative liabilities	(204)	(4,382)	(246)	(4,832)
Total financial investments net of derivative liabilities	76,615	73,434	8,766	158,815
Borrowing attributable to with-profits fund at fair value	-	(158)	-	(158)
Investment contract liabilities without discretionary participation features held at fair value	-	(11,616)	-	(11,616)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,198)	(1,199)	(446)	(3,843)
Total	74,417	60,461	8,320	143,198
Percentage of total	52%	42%	6%	100%

U    Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group is as follows:

	Insurance operations
	UK	US	Asia	Total
	£m	£m	£m	£m
At 1 January 2008	138,290	34,848	17,179	190,317
Premiums	9,372	6,728	4,162	20,262
Surrenders	(4,281)	(3,852)	(1,191)	(9,324)
Maturities/Deaths	(8,324)	(564)	(354)	(9,242)
Net cash flows	(3,233)	2,312	2,617	1,696
Shareholders transfers post tax	(284)	-	(23)	(307)
Investment-related items and other movements	(16,331)	(4,552)	(4,293)	(25,176)
Foreign exchange translation differences	(2,481)	12,753	5,589	15,861

At 31 December 2008 / 1 January 2009	115,961	45,361	21,069	182,391
Premiums	6,867	9,177	3,807	19,851
Surrenders	(3,971)	(3,255)	(1,201)	(8,427)
Maturities/Deaths	(7,239)	(733)	(342)	(8,314)
Net cash flows	(4,343)	5,189	2,264	3,110
Shareholders transfers post tax	(202)	-	(20)	(222)
Change in reserving basis in Malaysia	-	-	(63)	(63)
Assumption changes (shareholder-backed business)	(46)	-	(4)	(50)
Investment-related items and other movements	14,118	2,986	4,242	21,346
Foreign exchange translation differences	707	(5,225)	(2,069)	(6,587)
Disposal of Taiwan agency business	-	-	(3,508)	(3,508)
As at 31 December 2009	126,195	48,311	21,911	196,417

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Premiums, surrenders and maturities / deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid / received (for example, premiums are net of any deductions to cover acquisition costs).

UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

	Other funds and subsidiaries

	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2008	103,772	18,977	15,541	138,290
Premiums	3,157	2,435	3,780	9,372
Surrenders	(2,336)	(1,838)	(107)	(4,281)
Maturities/Deaths	(6,309)	(666)	(1,349)	(8,324)
Net cash flows (note (a))	(5,488)	(69)	2,324	(3,233)
Shareholders transfers post tax	(284)	-	-	(284)
Switches	(360)	360	-	-
Assumption changes (shareholder-backed business) (note (c))	-	-	447	447
Investment-related items and other movements (note (b))	(13,049)	(2,952)	(777)	(16,778)
Foreign exchange translation differences	(2,483)	2	-	(2,481)
At 31 December 2008 / 1 January 2009	82,108	16,318	17,535	115,961
Premiums	3,271	1,860	1,736	6,867
Surrenders	(2,394)	(1,535)	(42)	(3,971)
Maturities/Deaths	(5,147)	(670)	(1,422)	(7,239)
Net cash flows (note (a))	(4,270)	(345)	272	(4,343)
Shareholders transfers post tax	(202)	-	-	(202)
Switches	(270)	270	-	-
Assumption changes (shareholder-backed business) (note (c))	-	-	(46)	(46)
Investment-related items and other movements (note (b))	9,365	2,849	1,904	14,118
Foreign exchange translation differences	764	(57)	-	707
At 31 December 2009	87,495	19,035	19,665	126,195

Notes
(a)     Net cash flows of negative £4,343 million have increased from negative £3,233 million in 2008, principally as a result of a decrease in premiums following the decision to limit bulk annuity transactions in the period.

(b)     Investment-related items and other movements of £14,118 million across fund types reflected the strong performance of UK equity markets in 2009, as well as the increase in value of debt securities and the reversal of unrealised losses on property investments recorded in 2008.

(c)     Assumption changes principally represent the net impact of changes to the deflation reserve, expense assumptions and modelling changes.

US insurance operations

Variable annuity separate account liabilities		Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2008	15,027	19,821	34,848
Premiums	2,637	4,091	6,728
Surrenders	(1,053)	(2,799)	(3,852)
Maturities/Deaths	(161)	(403)	(564)
Net cash flows (note (b))	1,423	889	2,312
Investment-related items and other movements (note (c))	(6,288)	1,736	(4,552)
Foreign exchange translation differences (note (a))	4,376	8,377	12,753
At 31 December 2008 / 1 January 2009	14,538	30,823	45,361
Premiums	4,667	4,510	9,177
Surrenders	(882)	(2,373)	(3,255)
Maturities/Deaths	(199)	(534)	(733)
Net cash flows (note (b))	3,586	1,603	5,189
Transfers from general to separate account	984	(984)	-
Investment-related items and other movements (note (c))	3,368	(382)	2,986
Foreign exchange translation differences (note (a))	(1,837)	(3,388)	(5,225)
At 31 December 2009	20,639	27,672	48,311

Note
(a)     Movements in the year have been translated at an average rate of 1.5656 (full year 2008: 1.8518). The closing balance has been translated at closing rate of 1.6149 (full year 2008: 1.4378). Differences upon retranslation are included in foreign exchange translation differences of £5,225 million.

(b)     Net cash flows for the year were £5,189 million compared with £2,312 million in 2008, driven largely by increased new business volumes for the variable annuity business.

(c)     Positive investment-related items and other movements in variable annuity separate account liabilities were impacted by the recovery of US equity markets during 2009. Negative movements in fixed annuity, GIC and other business of £382 million primarily represents a reduction in the liabilities for variable annuity guarantees following improvements in equity markets and increases in interest rates offset by interest credited to policyholder accounts.

Asian insurance operations

	With-profits business	Unit-linked liabilities	Other	Total
	£m	£m	£m	£m
At 1 January 2008	6,547	6,971	3,661	17,179
Premiums
New business (note (b))	391	1,252	233	1,876
In force	647	1,009	630	2,286
	1,038	2,261	863	4,162
Surrenders	(354)	(614)	(223)	(1,191)
Maturities/Deaths	(181)	(14)	(159)	(354)
Net cash flows	503	1,633	481	2,617
Shareholders transfers post tax	(23)	-	-	(23)
Investment-related items and other movements (note (d))	(1,320)	(3,158)	185	(4,293)
Foreign exchange translation differences (note (a))	2,387	1,774	1,428	5,589
At 31 December 2008 / 1 January 2009	8,094	7,220	5,755	21,069
Premiums
New business (note (b))	46	643	517	1,206
In force	777	1,223	601	2,601
	823	1,866	1,118	3,807
Surrenders	(361)	(666)	(174)	(1,201)
Maturities/Deaths	(253)	(19)	(70)	(342)
Net cash flows	209	1,181	874	2,264
Shareholders transfers post tax	(20)	-	-	(20)
Change in reserving basis in Malaysia (note (c))	-	(9)	(54)	(63)
Change in other reserving basis	-	-	(4)	(4)
Investment-related items and other movements (note (d))	1,431	2,661	150	4,242
Foreign exchange translation differences (note (a))	(853)	(612)	(604)	(2,069)
Disposal of Taiwan agency business (note (e))	-	(724)	(2,784)	(3,508)
At 31 December 2009	8,861	9,717	3,333	21,911

Notes
(a)     Movements in the year have been translated at the average exchange rate for the year ended 31 December 2009. The closing balance has been translated at the closing spot rates as at 31 December 2009. Differences upon retranslation are included in foreign exchange translation differences of negative £2,069 million.

(b)
The increase in policyholder liabilities due to new business premium for the with-profits business fell by £345 million to £46 million. This is predominantly driven by a fall in sales of single premium with-profits policies in Hong Kong, following the withdrawal of the PruSaver product in 2009. The increase in policyholder liabilities due to new business premium for Asia unit-linked business was lower by £609 million in 2009, in line with decreases in single premium sales during the year.

(c)     The change in reserving basis in Malaysia of £63 million reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.

(d)     The positive investment related items and other movements for with-profits (£1,431 million) and unit-linked business (£2,661 million) are mainly driven from Asian equity market gains in the period.

(e)     The disposal of Taiwan agency business reflects the liabilities transferred at the date of disposal.

(ii)
Duration of policyholder liabilities

	2009				2008
	UK insurance operations	US insurance operations	Asian insurance operations	Total	UK insurance operations	US insurance operations	Asian insurance operations	Total
	(note (i))	(note (ii))	(note (iii))
	£m	£m	£m	£m	£m	£m	£m	£m
Insurance contract liabilities	77,655	46,346	21,712	145,713	72,756	42,476	20,798	136,030
Investment contract liabilities with discretionary participation features	24,780	-	100	24,880	23,367	-	79	23,446
Investment contract liabilities without discretionary participation features	13,794	1,965	46	15,805	11,584	2,885	32	14,501
	116,229	48,311	21,858	186,398	107,707	45,361	20,909	173,977

The tables above show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables in the accompanying notes below also show the maturity profile of the cash flows used for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.
The cash flow projections of expected benefit payments used in the maturity profile tables are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts. The maturity tables have been prepared on a discounted basis.

Notes
(i)      UK insurance operations

	With-profits business			Annuity business			Other			Total
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investments contracts	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	40,780	24,780	65,560	11,969	14,292	26,261	10,614	13,794	24,408	116,229
	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	50	29	41	32	31	32	34	35	35
5 to 10 years	26	25	26	25	23	24	25	22	23
10 to 15 years	13	19	15	18	17	17	18	19	18
15 to 20 years	6	14	9	11	12	12	11	11	11
20 to 25 years	3	9	6	7	8	7	7	6	6
over 25 years	2	4	3	7	9	8	5	7	7

	With-profits business			Annuity business			Other			Total
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investments contracts	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	39,010	23,367	62,377	11,477	12,513	23,990	9,756	11,584	21,340	107,707
	%	%	%	%	%	%	%	%	%
Expected maturity:
0 to 5 years	47	26	38	30	29	29	31	32	32
5 to 10 years	26	23	25	24	23	23	23	22	23
10 to 15 years	13	19	15	18	17	18	18	18	18
15 to 20 years	7	15	10	12	13	13	12	12	12
20 to 25 years	4	11	7	8	8	8	8	7	7
over 25 years	3	6	5	8	10	9	8	9	8

(a)  Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

(b)  Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

(c)  For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(ii)     US insurance operations

	2009				2008
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	27,672	20,639	48,311	30,823	14,538	45,361
	%	%		%	%
Expected maturity:
0 to 5 years	52	50		49	46
5 to 10 years	27	28		26	28
10 to 15 years	10	12		11	14
15 to 20 years	5	6		6	7
20 to 25 years	3	2		3	3
Over 25 years	3	2		5	2

(iii)    Asian insurance operations

	2009	2008
	£m	£m
Policyholder liabilities	21,858	20,909
Expected maturity:	%	%
0 to 5 years	24	23
5 to 10 years	21	21
10 to 15 years	15	15
15 to 20 years	12	13
20 to 25 years	9	10
Over 25 years	19	18

V     Sensitivity analysis

Sensitivity of IFRS basis profit or loss and equity to market and other risks

Overview of risks by business unit
The financial assets and liabilities attaching to the Group's life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and equity.
Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

•        Currency risk: due to changes in foreign exchange rates;
•        interest rate risk: due to changes in market interest rates; and
•        other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group's life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.
In addition, the profitability of the Group's life assurance businesses and asset management business, is indirectly affected by the performance of the assets covering policyholder liabilities and related capital.

Three key points are to be noted, namely:

•      The Group's with-profit and unit-linked funds absorb most market risk attaching to the fund's investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;
•      the Group's shareholder results are most sensitive to market risks for assets of shareholder-backed business; and
•      the main exposures of the Group's IFRS basis results to market risk for life assurance operations on investments of shareholder-backed business are for debt securities.

The most significant items for which the IFRS basis shareholders' profit or loss and equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities/unallocated	Other exposure	Insurance and lapse risk
UK insurance operations
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital			Mortality experience and assumptions for longevity
US insurance operations
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features
Fixed indexed annuity, Fixed annuity and GIC business	Credit risk Interest rate risk		Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts

These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as 'available for sale' under IAS 39

Asian insurance operations
Mortality and morbidity risk
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Non-participating business	Interest rate and price risk	Long-term interest rates

IFRS shareholder results - Exposures for market and other risk
Key Group exposures
The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for shareholder-backed annuity business. In addition, at the total IFRS profit level the result is sensitive to temporary value movements on assets backing IFRS equity.

For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and equity-based exposure not mitigated by the equity and interest derivative programmes. Further information is given below under the US operations section of market and credit risk.

Jackson's derivative programme is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the asset and liabilities for the insurance contract liabilities, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in equity (i.e. outside the income statement).

For Asian operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

M&G profits are affected primarily by movements in the growth in funds under management and of the effect any impairment on the loan book and fair value movements on debt securities held by Prudential Capital.

Market and credit risk
UK insurance operations
With-profits business

•
With-profits business
Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.
The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit or equity.
The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.
Investment performance is a key driver of bonuses, and hence the shareholders' share of cost of bonuses. Due to the 'smoothed' basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

•      Prudential Annuities Limited (PAL)
PAL's business is not with-profit, it writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, changes to which do not affect shareholder results.

•      Scottish Amicable Insurance Fund (SAIF)
SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group's IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF's assets and liabilities.

UK insurance operations
Shareholder-backed business
The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund.

•      Prudential Retirement Income Limited (PRIL)
The assets covering PRIL's liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.
Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of PRIL's liabilities and covering assets is broadly neutral on a net basis.
The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent IFRS equity. This equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.
The principal items affecting the IFRS results for PRIL are mortality experience and assumptions and credit risk.

•      PAC non-profit sub-fund
The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, credit life, unit-linked and other non-participating business.
The financial assets covering the liabilities for those types of business are subject to market risk. However, for the annuity business the same considerations as described above for PRIL apply, whilst the liabilities of the unit-linked business change in line with the matching linked assets. Other liabilities of the PAC non-profit sub-fund are broadly insensitive to market risk.

•      Other shareholder-backed unit-linked business
Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The principal factor affecting the IFRS results is investment performance through asset management fees.

US insurance operations
Jackson
The IFRS basis results of Jackson are highly sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

Invested assets covering liabilities (other than the separate accounts) and related capital comprise principally debt securities classified as available-for-sale. Value movements for these securities are reflected as movements in shareholders' equity through the statement of comprehensive income. Other invested assets and derivatives are carried at fair value with the value movements reflected in the income statement.

By contrast, the IFRS insurance liabilities of business written by Jackson, by the application of grandfathered GAAP under IFRS 4, are measured on US GAAP bases which with the exception of certain items covered by the equity hedging programme, are generally insensitive to temporary changes in market conditions or the short-term returns on the attaching asset portfolios.

These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity. As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

•      Variable annuity business - net effect of market risk arising from the incidence and valuation of guarantee features and variability of asset management fees offset by derivative hedging performance. The net effect of market risk in Jackson's guarantees and derivatives included in operating result excludes the impact of changes in market implied volatility. Further movements in reserves for guarantees reflected in operating result are also based on a discount rate using a long-term average Corporate AA credit curve instead of the actual Corporate AA credit curve at the valuation date. The derivative hedging programme is designed to be economically effective and there can be some accounting mis-matches for those guarantee features which are not economically valued under grandfathered US GAAP, for example guaranteed minimum death benefits. These accounting mis-matches are magnified in periods of market dislocation.
•      fixed annuity business - the spread differential between the earned rate and the rate credited to policyholders; and
•      fixed index annuity business - the spread differential between the earned rate and the rate credited to policyholders and incidence of equity index participation features, net of the related hedging performance.

In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolios, short-term value movements on derivatives held to manage the fixed annuity and other general account business, other temporary value movements on portfolio investments classified as fair value through profit and loss and those arising on revaluing the embedded derivative components of variable annuity liabilities for the effects of short-term movements in AA corporate bond rate curves and equity volatility levels.

Asian insurance operations
For Asian with-profits business the same features apply as described above for UK with-profits business. Similarly, as for other parts of the Group, for unit-linked business the main factor affecting IFRS basis results is investment performance through asset management fees.

The sensitivity of the IFRS basis results of the Group's Asian operations to market risk is primarily restricted to the non-participating business.

This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group's segmental analysis so as to distinguish operating profits based on longer-term investment return and short-term fluctuations in investment returns.

Insurance and lapse risk
The features described above cover the main sensitivities of IFRS profit and loss and equity for market, insurance and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

In the UK, adverse persistency experience can affect the level of profitability from with-profits and unit-linked business. For with-profits business in any given year, the amount represented by the shareholders' share of cost of bonus may be only marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

By contrast, Group IFRS operating profit is particularly sensitive to longevity outlook that result in changes of assumption for the UK shareholder-backed annuity business.

Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

In Asia adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through monthly monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, e.g. surrender charges.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. The Group tests the sensitivities of results to different correlation factors such as:

Correlation across geographic regions
•        Financial risk factors
•        Non-financial risk factors.

Correlation across risk factors
•        Longevity risk
•        Expenses
•        Persistency
•        Other risks.

The effect of Group diversification is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

(i)
     UK insurance operations

The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

With-profits business
SAIF
Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business
For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus.

Shareholder-backed annuity business
Profits from shareholder-backed annuity business are most sensitive to:

•     The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;
•     actual versus expected default rates on assets held;
•     the difference between long-term rates of return on corporate bonds and risk-free rates;
•     the variance between actual and expected mortality experience;
•     the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and
•     changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £44 million
(2008: £35 million). A decrease in credit default assumptions of five basis points would increase gross profits by
£91 million (2008: £71 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £17 million (2008: £15 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Shareholder exposure to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity business, liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows.

	2009 £m				2008 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	5,372	2,422	(2,020)	(3,731)	4,362	1,983	(1,676)	(3,108)
Policyholder liabilities	(5,125)	(2,304)	1,905	3,498	(3,974)	(1,798)	1,503	2,773
Related deferred tax effects	(69)	(33)	32	65	(109)	(52)	48	94
Net sensitivity of profit after tax and shareholders' equity	178	85	(83)	(168)	279	133	(125)	(241)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2009 £m		2008 £m
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(292)	(146)	(508)	(254)	(127)
Related deferred tax effects	82	41	142	71	35

Net sensitivity of profit after tax and shareholders' equity	(210)	(105)	(366)	(183)	(92)

A 10 or 20 per cent (2008: 10, 20 or 40 per cent) increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

(ii)
    US insurance operations

Currency fluctuations
Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2009, the rates were US$1.57 (2008: US$1.85) and US$1.61 (2008: US$1.44) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit (loss) before tax attributable to shareholders, profit (loss) for the year and shareholders' equity attributable to US insurance operations respectively as follows:

		A 10% increase in exchange rates		A 10% decrease in exchange rates
	2009	2008	2009	2008
	£m	£m	£m	£m
Profit (loss) before tax attributable to shareholders (note (i))	(44)	59	54	(72)
Profit (loss) for the year	(54)	51	65	(62)
Shareholders' equity attributable to US insurance operations	(274)	(158)	335	193

Note
(i)      Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations.

Other sensitivities
The principal determinants of variations in operating profit based on longer-term returns are:

•      growth in the size of assets under management covering the liabilities for the contracts in force;
•      variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.
•      incidence of guarantees and the effectiveness of the related hedge programme.
•      spread returns for the difference between investment returns and rates credited to policyholders.

For the purpose of determining longer-term returns, adjustment is necessary for the normalisation of investment returns to remove the effects of short-term volatility in investment returns.

•      amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations.
A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2009 and 2008 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.
In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. Due to the significant market movements during 2008, Jackson exceeded the cap on future equity market returns, resulting in a higher level of sensitivity to market movements than would than would have been recognised had the cap not been met at the end of 2008. Given the low market return in 2008 this cap remained in place at 31 December 2009 and so the higher level of sensitivity remains.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Exposure to equity risk
Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.
As a result of this hedging programme, if the equity markets were to increase further in the future, Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impacts would be observed if the equity markets were to decrease.

At 31 December 2009 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting benefit, net of related DAC amortisation, before tax of up to £60 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at 31 December 2009 of up to £40 million. An immediate decrease in the equity markets of 20 per cent is estimated to result in an accounting credit, net of related DAC amortisation, before tax of up to £110 million, excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at 31 December 2009 of up to £80 million. An immediate increase in the equity markets of 10 and 20 per cent is estimated to result in an approximately equal and opposite estimated effect on profit and shareholders' equity as that disclosed above for a decrease.

At 31 December 2008, based on the hedges in place at that time, it was estimated that an immediate decrease in the equity markets at 10 per cent would result in an accounting charge, net of related DAC amortisation, before tax of up to £20 million, excluding the impact on future separate account fees. After related deferred tax, it was estimated that there would have been an increase in shareholders' equity of up to £15 million. An immediate decrease in the equity markets of 20 and 40 per cent was estimated to result in an account charge, net of related DAC amortisation, before tax of up to £40 million and £90 million respectively, excluding the impact of future separate account fees. After related deferred tax there would have been an estimated reduction in shareholders' equity at 31 December 2008 of up to £30 million and £60 million respectively. The difference in the effects of a decrease in the equity markets at 31 December 2009 as compared to 2008 was due to a high number of GMDB and GMWB guarantees being 'in the money' at 31 December 2008. As a result, the adverse effects on provisions for policyholder liabilities from a decreasing equity market at 31 December 2008 more than offset the benefits from the hedging instruments held at that time.

The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

In addition, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2009 and 31 December 2008. The table below shows the sensitivity to a 10 and 20 per cent (2008: 10, 20 and 40 per cent) fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2009 £m		2008 £m
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(117)	(58)	(255)	(141)	(98)
Related deferred tax effects	41	20	89	49	34
Net sensitivity of profit after tax and shareholders' equity	(76)	(38)	(166)	(92)	(64)

Exposure to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within the statement of changes in equity. The estimated sensitivity of these items and policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at 31 December 2009 and is as follows:

	2009 £m				2008 £m
	A 2%	A 1%	A 1%	A 2%	A 2%	A 1%	A 1%	A 2%
	decrease	decrease	increase	increase	decrease	decrease	increase	increase
Profit and loss
Direct effect
Derivatives value change	(319)	(148)	159	370	(575)	(268)	283	639
Policyholder liabilities	(418)	(185)	170	334	(517)	(218)	182	350
Related effect on amortisation of DAC	364	162	(156)	(328)	498	215	(193)	(395)

Pre-tax profit effect
Operating profit based on longer-term investment returns	(144)	(62)	56	109	(128)	(59)	64	146
Short-term fluctuations in investment returns	(229)	(109)	117	267	(466)	(212)	208	448
	(373)	(171)	173	376	(594)	(271)	272	594
Related effect on charge for deferred tax	131	60	(60)	(131)	206	94	(95)	(207)
Net profit effect	(242)	(111)	113	245	(388)	(177)	177	387

Other comprehensive income

Direct effect on carrying value of debt securities	2,183	1,179	(1,179)	(2,183)	2,476	1,238	(1,238)	(2,476)
Related effect on amortisation of DAC	(764)	(413)	413	764	(619)	(310)	310	619
Related effect on movement in deferred tax	(497)	(268)	268	497	(650)	(325)	325	650
Net effect	922	498	(498)	(922)	1,207	603	(603)	(1,207)
Total net effect on IFRS equity	680	387	(385)	(677)	819	426	(426)	(820)

(iii)
   Asian insurance operations

Sensitivity of IFRS basis profit and equity and other risks
Currency translation
Consistent with the Group's accounting policies, the profits of the Asian operations at average exchange rates and shareholders' equity at the costing rate for the reporting period.

A 10 per cent increase or decrease in these rates would have reduced of increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

		A 10% increase in exchange rates		A 10% decrease in exchange rates
	2009	2008	2009	2008
	£m	£m	£m	£m
Profit before tax attributable to shareholders (note(i))	(40)	(14)	49	18
Profit for the year	(35)	(6)	43	8
Shareholders' equity, excluding goodwill, attributable to Asian operations	(129)	(202)	158	246

Note
(i)      Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns, short-term fluctuations in investment returns, and actuarial gains and losses on defined benefit pension schemes but excluding the loss on sale and results for Taiwan agency business.

Other risks
With-profits business
Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business.
Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business
As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges relating to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

Other business

•    Interest rate risk for Taiwan
For 2008, the principal other business of Asian operations that was most sensitive to movements in interest rates was the whole of life business written in Taiwan. In June 2009 the Company completed the sale of its agency distribution business and associated liabilities and its agency force in Taiwan to China Life Insurance Company Ltd as explained in note G. For 2009 the assets and liabilities of the element of Taiwan business retained by the Company are relatively less sensitive to variances in interest rates, with a reasonably possible decrease in interest rates of 0.5 per cent leading to an increase in IFRS pre-tax profits of £24 million. After adjusting these results for deferred tax the reasonably possible effect on shareholders' equity is £19 million. A 0.5 per cent increase in interest rates is estimated to have an approximately equal and opposite effect on profit and shareholders' equity.

•    Interest rate risk for other business excluding Taiwan
Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business along with Taiwan, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of 1 per cent in the 10 year government bond rate can be considered reasonably possible. At 31 December 2009, 10 year government bond rates vary from territory to territory and range from 1.3 per cent to 11.45 per cent (2008: 1.17 per cent to 10.18 per cent). An exception to this arises in Japan where reasonably possible interest rate movements have been determined as 0.5 per cent respectively. (2008: Japan 0.5 per cent, Vietnam 1.5 per cent). These reasonably possible changes would have the following impact:

	2009 £m	2008 £m
	A decrease of 1% (note (i))	A decrease of 1% (note (i))
Pre-tax profit	67	56
Related deferred tax (where applicable)	(17)	(11)
Net effect on profit and equity	50	45

Note
(i)      1 per cent sensitivity has been used in all territories except Japan (0.5 per cent) (2008: Japan 0.5 per cent, Vietnam: 1.5 per cent)
The pre-tax impacts, if they arose, would be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

At 31 December 2009, an increase in the rates of 1 per cent (Japan (0.5 per cent)) is estimated to have the effect of decreasing pre-tax profit by £87 million. After adjusting these results for deferred tax the reasonable possible effect on shareholders' equity is a decrease of £65 million.

Equity price risk
The non-linked shareholder business has limited exposure to equity and property investment (£278 million at 31 December 2009). Generally changes in equity and property investment values are not automatically matched by investments in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realised through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders' participate.

The estimated sensitivity to a 10 and 20 per cent (2008: 10, 20 and 40 per cent) change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2009 and 2008 would be as follows:

	2009 £m		2008 £m
	A decrease of 20%	A decrease of 10%	A decrease of 40%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(58)	(29)	(176)	(88)	(44)
Related deferred tax (where applicable)	8	4	5	3	1
Net effect on profit and equity	(50)	(25)	(171)	(85)	(43)

A 10 or 20 per cent (2008: 10, 20 or 40 per cent) increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The low tax rate effect, which is particularly evident in 2008 relates to the availability of losses in some of the territories.

Insurance Risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within IFRS policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent (estimated at one in ten year shock) then it is estimated that post tax IFRS profit would be impacted by approximately £9 million (with a corresponding change to IFRS shareholders' equity). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite impact.

(iv)
    Asset management operations

Currency translation
Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the most significant operations are given in note AC.
A 10 per cent increase in the relevant Asian exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £5 million (2008: £5 million) and £23 million (2008: £26 million) respectively.
Other sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2009 by asset management operations were £1,164 million (2008: £991 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

W    Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those to be given in the directors' remuneration report in the Group's audited financial statements.

In 2009 and 2008, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

X     Post balance sheet events

(i)
Acquisition of UOB Life Assurance Limited
On 6 January 2010 the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance in Singapore for total cash consideration of SGD428 million (£192 million) subject to a post-completion adjustment to reflect the net asset value as at the completion date. This acquisition accompanied the announcement of a long-term strategic partnership with UOB. Through this partnership Prudential's life insurance products will be distributed through UOB's 414 bank branches across Singapore, Indonesia and Thailand.

The Group continues to complete its compilation of the acquisition balance sheet and further details will be provided in the Group's 2010 half year results announcement.

(ii)
    Japanese insurance subsidiary's suspension of writing new business
On 15 January 2010 the Group's Japanese insurance subsidiary announced its intention to suspend underwriting new policyholder contracts in Japan after 15 February 2010. The company re-enforced its commitment to servicing its existing policyholder base, which comprised over 170,000 contracts as at 30 September 2009. This decision will be reviewed on an on-going basis in the light of changes to the business environment.

This decision does not affect the Group's asset management operation in Japan, which ranks among the largest foreign asset managers.

(iii)
Agreement to acquire AIA Group Limited
On 1 March 2010 the Group announced that it had reached agreement with American International Group (AIG) on terms for Prudential to acquire AIA Group Limited, a wholly owned subsidiary of AIG.

Additional Unaudited Financial Information

Y     Analysis of long-term insurance pre-tax IFRS operating profit by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)
     Investment spread - this represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.

(ii)
    Asset management fees - this represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

(iii)
   Net expense margin - represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortisation (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

(iv)
    Insurance margin - profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.

(v)
     With-profits business - shareholders' transfer from the with-profits fund in the period.

(vi)
    Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items.

An analysis of Group pre-tax IFRS operating profit has also been provided and is based on the long-term insurance operation tables below with the following additions:
• The results of Group asset management operations have been included within asset management fees.
• UK general insurance commission of £51 million (2008: £44 million) has been included within the other income line.
• Group Head Office (GHO) expenses consist of other operating income and expenditure and UK restructuring costs.

IFRS operating profit

	2009 £m
	Long-term business	Non-long-term business	Group total	2008
	£m	£m	£m	£m
Investment spread	1,001	-	1,001	748
Asset management fees	458	297	755	751
Net expense margin	(388)	-	(388)	(389)
DAC amortisation (Jackson only)	(223)	-	(223)	(450)
Net Insurance margin	472	-	472	308
With-profits business	310	-	310	425
Non-recurrent release of reserves for Malaysia Life operation	63	-	63	-
Other	(218)	51	(167)	178
GHO expenses	-	(418)	(418)	(288)
Total	1,475	(70)	1,405	1,283

Analysis of pre-tax IFRS profit by driver by long-term business unit.

	2009 £m
	Asia	US	UK	Total
Investment spread	56	622	323	1,001
Asset management fees	80	324	54	458
Net expense margin	(65)	(227)	(96)	(388)
DAC amortisation (Jackson only)	-	(223)	-	(223)
Net Insurance margin	253	178	41	472
With-profits business	29	-	281	310
Non-recurrent release of reserves for Malaysia Life operations	63	-	-	63
Other (note(i))	(6)	(215)	3	(218)
Total	410	459	606	1,475

	2008 £m
	Asia	US	UK	Total
Investment spread	54	550	143	747
Asset management fees	54	292	57	403
Net expense margin	(79)	(192)	(114)	(385)
DAC amortisation (Jackson only)	-	(450)	-	(450)
Net Insurance margin	198	122	(12)	308
With-profits business	30	-	395	425
Other (note(i))	(26)	84	76	134
Total	231	406	545	1,182

Note
(i)      US "other" comprises principally of hedging costs/profits before the allowance for VA guarantee fees included within net insurance margin, together with other one-off items. Asia "other" includes development expenses of £6 million (2008: £26 million). UK other in 2008 represents the benefits of a number of one off items.

(ii)     Sale of Taiwan agency business
         In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of operating profit.

Z     Asian operations - analysis of operating profit by territory

Operating profit based on longer-term investment returns for Asian operations are analysed as follows:

	2009	2008
	£m	£m
China	4	(3)
Hong Kong	48	33
India	12	(6)
Indonesia	102	55
Japan	(18)	3
Korea	6	12
Malaysia
- underlying results	65	46
- Exceptional credit for Malaysia operations (note (i))	63	-
Philippines	2	5
Singapore	112	83
Taiwan bancassurance business (note (ii))	(7)	(4)
Thailand	(1)	(2)
Vietnam	30	37
Prudential Services Asia	(2)	(2)
Total insurance operations (note (iii))	416	257
Development expenses	(6)	(26)
Total long-term business operating profit (schedule (iii))	410	231
Asset management	55	52
Total Asian operations (note (iii))	465	283

Notes

(i)         For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of 1 January 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)
        Sale of Taiwan agency business
In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of operating profit.

(iii)
       Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2009	2008
	£m	£m
New business strain	(78)	(97)
Business in force	494	354
Total	416	257

The IFRS new business strain corresponds to approximately 6 per cent of new business APE premiums for 2009 (2008: approximately 8 per cent of new business APE).

The strain represents the aggregate of the pre-tax regulatory basis strain to net worth and IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

AA  Shareholders' funds summary by business unit and net asset value per share

(i)
Shareholders' fund summary

	2009	2008
	£m	£m
Asian operations
Insurance operations
Net assets of operation	1,382	2,056
Acquired goodwill	80	111
Total	1,462	2,167
Asset management
Net assets of operation	161	167
Acquired goodwill	61	61
Total	222	228
Total	1,684	2,395

US operations
Jackson (net of surplus note borrowings)	3,011	1,698
Broker-dealer, asset management and Curian operations:
Net assets of operation	95	98
Acquired goodwill	16	16
Total	111	114
Total	3,122	1,812

UK operations
Insurance operations:
Long-term business operations	1,902	1,655
Other	37	-
Total	1,939	1,655
M&G
Net assets of operation	173	147
Acquired goodwill	1,153	1,153
Total	1,326	1,300
Total	3,265	2,955

Other operations
Holding company net borrowings	(1,754)	(1,620)
Shareholders' share of deficit of the Prudential Staff Pension Scheme (net of tax) (note (a))	(16)	(31)
Other net liabilities	(30)	(453)
Total	(1,800)	(2,104)
Total of all operations	6,271	5,058

Note
(a)     The 2008 comparatives also included the shareholders' share of the deficit of Scottish Amicable Pension Scheme which is included within UK Insurance Operations from 2009.

(ii)
    Net asset value per share

	2009	2008
	£m	£m

Closing equity shareholders' funds	6,271	5,058
Net asset value per share attributable to equity shareholders (note (i))	248p	203p
Note
(i)      Based on the closing issued share capital as at December 2009 of 2,532 million shares (2008: 2,497 million shares).

AB  Funds under management
(i)
Summary

	2009	2008
	£bn	£bn
Business area
Asian operations	23.7	21.9
US operations	49.6	46.3
UK operations	135.6	125.6
Internal funds under management	208.9	193.8
External funds (note (i))	80.9	55.5
Total funds under management	289.8	249.3

Note
(i)

External funds shown above for 2009 of £80.9 billion (2008: £55.5 billion) comprise £89.8 billion (2008: £62.3 billion) in respect of investment products, as published in the full year 2009 New Business schedules (see schedule 2B) less £8.9 billion (2008: £6.8 billion) that are classified within internal funds.

(ii)
Internal funds under management - analysis by business area

	Asian operations		US operations		UK operations		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m
Investment properties	0.0	0.1	0.1	0.1	11.0	12.2	11.1	12.4
Equity securities	11.4	8.1	21.0	15.1	37.0	38.9	69.4	62.1
Debt securities	10.0	11.1	22.8	24.3	69.1	59.8	101.9	95.2
Loans and receivables	1.2	1.7	4.3	5.1	3.3	3.7	8.8	10.5
Other investments	1.1	0.9	1.4	1.7	15.2	11.0	17.7	13.6
Total	23.7	21.9	49.6	46.3	135.6	125.6	208.9	193.8

Note
(i)      As included in the investments section of the consolidated statement of financial position at 31 December 2009 except for £0.2 billion (2008: £0.4 billion) investment properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

AC  Foreign currency translation

(i)
     Rates of exchange
The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

The following translation rates have been applied:

	Closing	Average	Closing	Average
Local currency: £	2009	2009	2008	2008
Hong Kong	12.52	12.14	11.14	14.42
Indonesia	15,171.52	16,173.28	15,799.22	17,749.22
Japan	150.33	146.46	130.33	192.09
Malaysia	5.53	5.51	5.02	6.15
Singapore	2.27	2.27	2.07	2.61
Taiwan	51.65	51.65	47.28	58.24
USA	1.61	1.57	1.44	1.85

(ii)
Effect of rate movements on results

	As published 2009	Memorandum 2008
	(note (i))	(note (i) and (ii))
EEV basis results	£m	£m
Asian operations:
New business	713	711
Business in force	392	668
Long-term operations	1,105	1,379
Asset management	55	61
Development expenses	(6)	(29)
Total Asia operations	1,154	1,411
US operations
New business	664	347
Business in force	569	346
Jackson	1,233	693
Broker-dealer, asset management and Curian operations	4	8
Total US operations	1,237	701
UK operations
New business	230	273
Business in force	640	764
Long-term business	870	1,037
General insurance commission	51	44
Total insurance	921	1,081
M&G	238	286
Total UK operations	1,159	1,367

Other income and expenditure	(433)	(309)
Restructuring costs	(27)	(32)
Operating profit from continuing operations on longer-term investment returns	3,090	3,138
Shareholders' funds	15,273	14,058

	As published 2009	Memorandum 2008
	(note (i))	(note (i) and (ii))
IFRS basis results	£m	£m
Asian operations:
Long-term operations	416	290
Asset management	55	61
Development expenses	(6)	(29)
Total Asia operations	465	322
US operations
Jackson	459	480
Broker-dealer, asset management and Curian operations	4	8
Total US operations	463	488
UK operations
Long-term business	606	545
General insurance commission	51	44
Total UK insurance operations	657	589
M&G	238	286
Total UK operations	895	875
Total segment profit	1,823	1,685

Other income and expenditure	(395)	(267)
Restructuring costs	(23)	(28)
Operating profit from continuing operations on longer-term investment returns	1,405	1,390
Shareholders' funds	6,271	4,810

Note
(i)      The 'as published' operating profit for 2009 and 'memorandum' operating profit have been calculated by applying average 2009 exchange rates (CER).
         The 'as published' shareholders' funds for 2009 and memorandum' shareholders' funds for 2008 have been calculated by applying closing period end 2009 exchange rates.
(ii)     The 2008 operating profit of Asian long-term operations excludes the results of the Taiwan agency business for which the sale process was completed in June 2009.

AD  New business summary

(i)
Insurance products and investment products (note a)

	Insurance products gross premiums		Investment products gross inflows (note (b))		Total
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m

Asian operations	2,019	2,422	71,176	46,957	73,195	49,379
US operations	8,909	6,941	6	36	8,915	6,977
UK operations	5,014	7,183	24,875	16,154	29,889	23,337
Group total	15,942	16,546	96,057	63,147	111,999	79,693

(ii)
Insurance products new business retail and wholesale

	2009 £m	2008 £m

New Business
Annual premium equivalent (APE) sales:
- Retail:
- Asia	1,261	1,216
- US	912	596
- UK	717	803
- Total retail	2,890	2,615
- Wholesale	6	264
- Total Group APE sales	2,896	2,879

(iii)
Insurance products - new business premiums and contributions (note (a))

	Single		Regular		Annual premium and contribution equivalents
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Asian operations (note (c))
China (Group's 50% interest)	72	63	38	32	45	38
Hong Kong	94	507	232	154	241	205
India (Group's 26% interest)	47	60	163	202	168	208
Indonesia	41	94	186	167	190	176
Japan	57	115	46	30	52	42
Korea	38	78	118	211	122	219
Malaysia	63	28	140	99	146	102
Singapore	297	341	98	78	128	112
Taiwan (note (c))	104	36	97	55	107	58
Other	29	18	59	54	62	56
Total Asian operations (all retail)	842	1,340	1,177	1,082	1,261	1,216
US operations (note(iv))
Fixed annuities	1,053	1,724	-	-	105	172
Fixed index annuities	1,433	501	-	-	143	50
Variable annuities	6,389	3,491	-	-	639	349
Life	10	7	24	24	25	25
Total US operations - retail	8,885	5,723	24	24	912	596
Guaranteed investment contracts	-	857	-	-	-	86
GIC - Medium Term Notes	-	337	-	-	-	34
Total US operations	8,885	6,917	24	24	912	716

UK operations
Product summary
Internal vesting annuities	1,357	1,600	-	-	136	160
Direct and partnership annuities	590	703	-	-	59	70
Intermediated annuities	242	497	-	-	24	50
Total individual annuities	2,189	2,800	-	-	219	280
Income drawdown	91	75	-	-	9	8
Equity release	127	242	-	-	13	24
Individual pensions	198	115	7	3	27	14
Corporate pensions	81	221	86	88	94	110
Unit-linked bonds	122	109	-	-	12	11
With-profits bonds	1,264	869	-	-	126	87
Protection	-	-	17	6	17	6
Offshore products	317	551	3	4	35	59
PruHealth	-	-	11	16	11	16
Total retail retirement	4,389	4,982	124	117	563	615
Corporate pensions	111	227	105	116	116	139
Other products	79	132	17	21	25	34
DWP rebates	127	153	-	-	13	15
Total mature life and pensions	317	512	122	137	154	188
Total UK retail	4,706	5,494	246	254	717	803
Wholesale annuities	39	1,417	-	-	4	142
Credit life	23	18	-	-	2	2
Total UK operations	4,768	6,929	246	254	723	947
Channel summary
Direct and partnership	1,814	2,352	201	215	382	450
Intermediated	2,765	2,990	45	39	322	338
Wholesale	62	1,434	-	-	6	144
Sub-total	4,641	6,776	246	254	710	932
DWP rebates	127	153	-	-	13	15
Total UK operations	4,768	6,929	246	254	723	947
Group total	14,495	15,186	1,447	1,360	2,896	2,879

(iv)
Investment products - funds under management (notes (b) and (d))

			2009 £m
	1 Jan 2009	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2009
Asian operations	15,232	71,176	(69,177)	2,243	19,474
US operations	50	6	(66)	10	-
UK operations	46,997	24,875	(11,397)	9,831	70,306
Group total	62,279	96,057	(80,640)	12,084	89,780

			2008 £m
	1 Jan 2008	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2008
Asian operations	17,393	46,957	(46,102)	(3,016)	15,232
US operations	55	36	(32)	(9)	50
UK operations	51,221	16,154	(12,747)	(7,631)	46,997
Group total	68,669	63,147	(58,881)	(10,656)	62,279

Notes
(a)     The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.
         Annual Premium Equivalents (APEs) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.
         The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.
         The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.
(b)     Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.
(c)     The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan Agency business, which was sold in June 2009 (as explained in note I1) are excluded from the tables. Comparative figures have been adjusted accordingly.
(d)     New business and market gross inflows and redemption have been translated at the average exchange rate for the year applicable. Funds under management at points in time are translated at the exchange rate applicable at those dates.
(e)     The 2008 comparatives shown in the tables above are at actual exchange rates (AER).

(v)
    New business at constant exchange rates

	As published 2009	Memorandum 2008
	(note (i))	(note (i) and (ii))
	£m	£m
Annual premium equivalent insurance product sales (note (ii))
Asian operations	1,261	1,350
US operations	912	846
UK operations	723	947
Total	2,896	3,143

Present value of new business premiums (PVNBP)
Asian operations	6,245	7,304
US operations	9,048	8,448
UK operations	5,902	8,081
Total	21,195	23,833

Gross investment product inflows
Asian operations	71,176	50,407
US operations	6	43
UK operations	24,875	16,154
Total	96,057	66,604

Total insurance and investment product flows
Insurance	15,942	18,148
Investment	96,057	66,604
Total	111,999	84,752

Notes
(i)

The 'as published' results for 2009 and memorandum' results for 2008 have been calculated by applying average 2009 exchange rates
(ii)

The annual premium equivalent sales for insurance products shown above include contributions for contracts that are classified as 'investment contracts' under IFRS 4 as they do not contain significant insurance risk. Additional details on the basis of preparation are shown in note AE.

AE    Detailed analysis of Prudential plc new business - 2009
Schedule 1A - Constant Exchange Rates
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
	UK				US (1b)			Asia (1b)		Total

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,014	7,183	(30%)	8,909	8,212	8%	2,019	2,753	(27%)	15,942	18,148	(12%)
Total Investment Products Gross Inflows(2)	24,875	16,154	54%	6	43	(86%)	71,176	50,407	41%	96,057	66,604	44%
	29,889	23,337	28%	8,915	8,255	8%	73,195	53,160	38%	111,999	84,752	32%

INSURANCE OPERATIONS
	Single			Regular			Total			Annual Equivalents(3)

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,357	1,600	(15%)	-	-	-	1,357	1,600	(15%)	136	160	(15%)
Direct and Partnership Annuities	590	703	(16%)	-	-	-	590	703	(16%)	59	70	(16%)
Intermediated Annuities	242	497	(51%)	-	-	-	242	497	(51%)	24	50	(52%)
Total Individual Annuities	2,189	2,800	(22%)	-	-	-	2,189	2,800	(22%)	219	280	(22%)

Income Drawdown	91	75	21%	-	-	-	91	75	21%	9	8	13%
Equity Release	127	242	(48%)	-	-	-	127	242	(48%)	13	24	(46%)
Individual Pensions	198	115	72%	7	3	133%	205	118	74%	27	14	93%
Corporate Pensions	81	221	(63%)	86	88	(2%)	167	309	(46%)	94	110	(15%)
Unit Linked Bonds	122	109	12%	-	-	-	122	109	12%	12	11	9%
With-Profit Bonds	1,264	869	45%	-	-	-	1,264	869	45%	126	87	45%
Protection	-	-	-	17	6	183%	17	6	183%	17	6	183%
Offshore Products	317	551	(42%)	3	4	(25%)	320	555	(42%)	35	59	(41%)
Pru Health (8)	-	-	-	11	16	(31%)	11	16	(31%)	11	16	(31%)
Total Retail Retirement	4,389	4,982	(12%)	124	117	6%	4,513	5,099	(11%)	563	615	(8%)

Corporate Pensions	111	227	(51%)	105	116	(9%)	216	343	(37%)	116	139	(17%)
Other Products	79	132	(40%)	17	21	(19%)	96	153	(37%)	25	34	(26%)
DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	13	15	(13%)
Total Mature Life and Pensions	317	512	(38%)	122	137	(11%)	439	649	(32%)	154	188	(18%)

Total Retail	4,706	5,494	(14%)	246	254	(3%)	4,952	5,748	(14%)	717	803	(11%)

Wholesale Annuities	39	1,417	(97%)	-	-	-	39	1,417	(97%)	4	142	(97%)

Credit Life	23	18	28%	-	-	-	23	18	28%	2	2	0%

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	723	947	(24%)

Channel Summary
Direct and Partnership	1,814	2,352	(23%)	201	215	(7%)	2,015	2,567	(22%)	382	450	(15%)
Intermediated	2,765	2,990	(8%)	45	39	15%	2,810	3,029	(7%)	322	338	(5%)
Wholesale	62	1,434	(96%)	-	-	-	62	1,434	(96%)	6	143	(96%)
Sub-Total	4,641	6,776	(32%)	246	254	(3%)	4,887	7,030	(30%)	710	932	(24%)

DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	13	15	(13%)

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	723	947	(24%)

US Insurance Operations(1b)
Fixed Annuities	1,053	2,039	(48%)	-	-	-	1,053	2,039	(48%)	105	204	(49%)
Fixed Index Annuities	1,433	593	142%	-	-	-	1,433	593	142%	143	59	142%
Variable Annuities	6,389	4,130	55%	-	-	-	6,389	4,130	55%	639	413	55%
Life	10	9	11%	24	28	(14%)	34	37	(8%)	25	29	(14%)
Sub-Total Retail	8,885	6,771	31%	24	28	(14%)	8,909	6,799	31%	912	705	30%
Guaranteed Investment Contracts	-	1,014	-	-	-	-	-	1,014	-	-	101	-
GIC - Medium Term Note	-	399	-	-	-	-	-	399	-	-	40	-
Total US Insurance Operations	8,885	8,184	9%	24	28	(14%)	8,909	8,212	8%	912	846	8%

Asian Insurance Operations(1b)
China	72	76	(5%)	38	39	(3%)	110	115	(4%)	45	47	(4%)
Hong Kong	94	602	(84%)	232	183	27%	326	785	(58%)	241	243	(1%)
India	47	64	(27%)	163	213	(23%)	210	277	(24%)	168	219	(23%)
Indonesia	41	104	(61%)	186	184	1%	227	288	(21%)	190	194	(2%)
Japan	57	151	(62%)	46	39	18%	103	190	(46%)	52	54	(4%)
Korea	38	79	(52%)	118	213	(45%)	156	292	(47%)	122	221	(45%)
Malaysia	63	31	103%	140	111	26%	203	142	43%	146	114	28%
Singapore	297	392	(24%)	98	90	9%	395	482	(18%)	128	129	(1%)
Taiwan	104	41	154%	97	63	54%	201	104	93%	107	67	60%
Other (4)	29	19	53%	59	59	0%	88	78	13%	62	61	2%
Total Asian Insurance Operations	842	1,559	(46%)	1,177	1,194	(1%)	2,019	2,753	(27%)	1,261	1,350	(7%)

Group Total	14,495	16,672	(13%)	1,447	1,476	(2%)	15,942	18,148	(12%)	2,896	3,143	(8%)

Schedule 1B - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
	UK			US(1a)			Asia(1a)			Total

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,014	7,183	(30%)	8,909	6,941	28%	2,019	2,422	(17%)	15,942	16,546	(4%)
Total Investment Products Gross Inflows(2)	24,875	16,154	54%	6	36	(83%)	71,176	46,957	52%	96,057	63,147	52%
	29,889	23,337	28%	8,915	6,977	28%	73,195	49,379	48%	111,999	79,693	41%

INSURANCE OPERATIONS
	Single			Regular			Total			Annual Equivalents(3)

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,357	1,600	(15%)	-	-	-	1,357	1,600	(15%)	136	160	(15%)
Direct and Partnership Annuities	590	703	(16%)	-	-	-	590	703	(16%)	59	70	(16%)
Intermediated Annuities	242	497	(51%)	-	-	-	242	497	(51%)	24	50	(52%)
Total Individual Annuities	2,189	2,800	(22%)	-	-	-	2,189	2,800	(22%)	219	280	(22%)

Income Drawdown	91	75	21%	-	-	-	91	75	21%	9	8	13%
Equity Release	127	242	(48%)	-	-	-	127	242	(48%)	13	24	(46%)
Individual Pensions	198	115	72%	7	3	133%	205	118	74%	27	14	93%
Corporate Pensions	81	221	(63%)	86	88	(2%)	167	309	(46%)	94	110	(15%)
Unit Linked Bonds	122	109	12%	-	-	-	122	109	12%	12	11	9%
With-Profit Bonds	1,264	869	45%	-	-	-	1,264	869	45%	126	87	45%
Protection	-	-	-	17	6	183%	17	6	183%	17	6	183%
Offshore Products	317	551	(42%)	3	4	(25%)	320	555	(42%)	35	59	(41%)
Pru Health(8)	-	-	-	11	16	(31%)	11	16	(31%)	11	16	(31%)
Total Retail Retirement	4,389	4,982	(12%)	124	117	6%	4,513	5,099	(11%)	563	615	(8%)

Corporate Pensions	111	227	(51%)	105	116	(9%)	216	343	(37%)	116	139	(17%)
Other Products	79	132	(40%)	17	21	(19%)	96	153	(37%)	25	34	(26%)
DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	13	15	(13%)
Total Mature Life and Pensions	317	512	(38%)	122	137	(11%)	439	649	(32%)	154	188	(18%)

Total Retail	4,706	5,494	(14%)	246	254	(3%)	4,952	5,748	(14%)	717	803	(11%)

Wholesale Annuities	39	1,417	(97%)	-	-	-	39	1,417	(97%)	4	142	(97%)

Credit Life	23	18	28%	-	-	-	23	18	28%	2	2	0%

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	723	947	(24%)

Channel Summary
Direct and Partnership	1,814	2,352	(23%)	201	215	(7%)	2,015	2,567	(22%)	382	450	(15%)
Intermediated	2,765	2,990	(8%)	45	39	15%	2,810	3,029	(7%)	322	338	(5%)
Wholesale	62	1,434	(96%)	-	-	-	62	1,434	(96%)	6	144	(96%)
Sub-Total	4,641	6,776	(32%)	246	254	(3%)	4,887	7,030	(30%)	710	932	(24%)

DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	13	15	(13%)

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	723	947	(24%)

US Insurance Operations(1a)
Fixed Annuities	1,053	1,724	(39%)	-	-	-	1,053	1,724	(39%)	105	172	(39%)
Fixed Index Annuities	1,433	501	186%	-	-	-	1,433	501	186%	143	50	186%
Variable Annuities	6,389	3,491	83%	-	-	-	6,389	3,491	83%	639	349	83%
Life	10	7	43%	24	24	0%	34	31	10%	25	25	0%
Sub-Total Retail	8,885	5,723	55%	24	24	0%	8,909	5,747	55%	912	596	53%
Guaranteed Investment Contracts	-	857	-	-	-	-	-	857	-	-	86	-
GIC - Medium Term Note	-	337	-	-	-	-	-	337	-	-	34	-
Total US Insurance Operations	8,885	6,917	28%	24	24	0%	8,909	6,941	28%	912	716	27%

Asian Insurance Operations(1a)
China	72	63	14%	38	32	19%	110	95	16%	45	38	18%
Hong Kong	94	507	(81%)	232	154	51%	326	661	(51%)	241	205	18%
India	47	60	(22%)	163	202	(19%)	210	262	(20%)	168	208	(19%)
Indonesia	41	94	(56%)	186	167	11%	227	261	(13%)	190	176	8%
Japan	57	115	(50%)	46	30	53%	103	145	(29%)	52	42	24%
Korea	38	78	(51%)	118	211	(44%)	156	289	(46%)	122	219	(44%)
Malaysia	63	28	125%	140	99	41%	203	127	60%	146	102	43%
Singapore	297	341	(13%)	98	78	26%	395	419	(6%)	128	112	14%
Taiwan	104	36	189%	97	55	76%	201	91	121%	107	58	84%
Other (4)	29	18	61%	59	54	9%	88	72	22%	62	56	11%
Total Asian Insurance Operations	842	1,340	(37%)	1,177	1,082	9%	2,019	2,422	(17%)	1,261	1,216	4%

Group Total	14,495	15,186	(5%)	1,447	1,360	6%	15,942	16,546	(4%)	2,896	2,879	1%

Schedule 2A - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2009

INVESTMENT OPERATIONS

				Opening	Closing	Variance
	Gross Inflows	Redemptions	Net Inflows	FUM	FUM	%
2009	£m	£m	£m	£m	£m
M&G
Retail	13,568	(6,052)	7,516	19,142	31,059	62%
Institutional (5)	11,307	(5,345)	5,962	27,855	39,247	41%
Total M&G	24,875	(11,397)	13,478	46,997	70,306	50%

Asia
India	552	(880)	(328)	1,461	1,852	27%
Taiwan	1,169	(1,019)	150	1,058	1,655	56%
Korea	647	(809)	(162)	1,808	1,843	2%
Japan	1,109	(903)	206	2,783	4,203	51%
Other Mutual Fund Operations	1,754	(1,437)	317	2,470	3,569	44%
Total Asian Equity/Bond/Other	5,231	(5,048)	183	9,580	13,122	37%

MMF
India	59,688	(58,022)	1,666	1,456	3,009	107%
Taiwan	2,260	(2,559)	(299)	1,300	1,006	(23%)
Korea	2,600	(2,584)	16	456	447	(2%)
Other Mutual Fund Operations	980	(920)	60	375	440	17%
Total Asian MMF	65,528	(64,085)	1,443	3,587	4,902	37%

Total Asia Retail Mutual Funds	70,759	(69,133)	1,626	13,167	18,024	37%

Third Party Institutional Mandates	417	(44)	373	715	1,450	103%

Total Asian Investment Operations	71,176	(69,177)	1,999	13,882	19,474	40%

US
Retail	6	(66)	(60)	45	-	(100%)
Total US	6	(66)	(60)	45	-	(100%)

Total Investment Products	96,057	(80,640)	15,417	60,924	89,780	47%

	Gross Inflows	Redemptions	Net Inflows
2008	£m	£m	£m
M&G
Retail	9,040	(6,945)	2,095
Institutional (5)	7,114	(5,802)	1,312
Total M&G	16,154	(12,747)	3,407

Asia
India	1,024	(1,164)	(140)
Taiwan	1,119	(1,068)	51
Korea	1,429	(1,332)	97
Japan	1,403	(1,124)	279
Other Mutual Fund Operations	1,888	(1,334)	554
Total Asia Equity/Bond/Other	6,863	(6,022)	841

MMF
India	35,853	(36,039)	(186)
Taiwan	4,563	(4,071)	492
Korea	1,954	(1,977)	(23)
Other Mutual Fund Operations	879	(819)	60
Total Asian MMF	43,249	(42,906)	343

Total Asia Retail Mutual Funds	50,112	(48,928)	1,184

Third Party Institutional Mandates	295	(435)	(140)

Total Asian Investment Operations	50,407	(49,363)	1,044

US
Retail	43	(38)	5
Total US	43	(38)	5

Total Investment Products	66,604	(62,148)	4,456

	Gross Inflows	Redemptions	Net Inflows
2009 Movement Relative to 2008%		%	%
M&G
Retail	50%	13%	259%
Institutional (5)	59%	8%	354%
Total M&G	54%	11%	296%

Asia
India	(46%)	24%	(134%)
Taiwan	4%	5%	194%
Korea	(55%)	39%	(267%)
Japan	(21%)	20%	(26%)
Other Mutual Fund Operations	(7%)	(8%)	(43%)
Total Asia Equity/Bond/Other	(24%)	16%	(78%)
MMF
India	66%	(61%)	996%
Taiwan	(50%)	37%	(161%)
Korea	33%	(31%)	170%
Other Mutual Fund Operations	11%	(12%)	0%
Total Asian MMF	52%	(49%)	321%

Total Asian Retail Mutual Funds	41%	(41%)	37%

Third Party Institutional Mandates	41%	90%	366%

Total Asian Investment Operations	41%	(40%)	91%

US
Retail	(86%)	(74%)	(1,300%)
Total US	(86%)	(74%)	(1,300%)

Total Investment Products	44%	(30%)	246%

	2009 Q4	2008 Q4
	YTD	YTD	+/- (%)
	£m	£m

US(7)
Curian Capital
External funds under administration	2,260	1,618	40%

Schedule 2B - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2009

INVESTMENT OPERATIONS

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2009	£m	£m	£m	£m	£m	£m	£m	£m
M&G
Retail	19,142	13,568	(6,052)	7,516	(626)	5,027	11,917	31,059
Institutional (5)	27,855	11,307	(5,342)	5,962	(158)	5,588	11,392	39,247
Total M&G	46,997	24,875	(11,397)	13,478	(784)	10,615	23,309	70,306

Asia
India	1,567	552	(880)	(328)	233	380	285	1,852
Taiwan	1,156	1,169	(1,019)	150	-	349	499	1,655
Korea	1,878	647	(809)	(162)	(398)	525	(35)	1,843
Japan	3,211	1,109	(903)	206	-	786	992	4,203
Other Mutual Fund Operations	2,758	1,754	(1,437)	317	(1)	495	811	3,569
Total Asian Equity/Bond/Other	10,570	5,231	(5,048)	183	(166)	2,535	2,552	13,122

MMF
India	1,562	59,688	(58,022)	1,666	(274)	55	1,447	3,009
Taiwan	1,421	2,260	(2,559)	(299)	-	(116)	(415)	1,006
Korea	474	2,600	(2,584)	16	(41)	(2)	(27)	447
Other Mutual Fund Operations	416	980	(920)	60	-	(36)	24	440
Total Asian MMF	3,873	65,528	(64,085)	1,443	(315)	(99)	1,029	4,902

Total Asia Retail Mutual Funds	14,443	70,759	(69,133)	1,626	(481)	2,436	3,581	18,024

Third Party Institutional Mandates	789	417	(44)	373	-	288	661	1,450

Total Asian Investment Operations	15,232	71,176	(69,177)	1,999	(481)	2,724	4,242	19,474

US
Retail	50	6	(66)	(60)	2	8	(50)	-
Total US	50	6	(66)	(60)	2	8	(50)	-

Total Investment Products	62,279	96,057	(80,640)	15,417	(1,263)	13,347	27,501	89,780

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008	£m	£m	£m	£m	£m	£m	£m	£m
M&G
Retail	22,320	9,040	(6,945)	2,095	-	(5,273)	(3,178)	19,142
Institutional (5)	28,901	7,114	(5,802)	1,312	91	(2,449)	(1,046)	27,855
Total M&G	51,221	16,154	(12,747)	3,407	91	(7,722)	(4,224)	46,997

Asia
India	2,225	968	(1,100)	(132)	(104)	(422)	(658)	1,567
Taiwan	1,476	992	(947)	45	-	(365)	(320)	1,156
Korea	2,946	1,413	(1,317)	96	(177)	(987)	(1,068)	1,878
Japan	4,313	1,070	(857)	213	-	(1,315)	(1,102)	3,211
Other Mutual Fund Operations	2,537	1,602	(1,145)	457	(13)	(223)	221	2,758
Total Asia Equity/Bond/Other	13,497	6,045	(5,366)	679	(294)	(3,312)	(2,927)	10,570

MMF
India	1,416	33,896	(34,072)	(176)	16	306	146	1,562
Taiwan	632	4,047	(3,610)	437	-	352	789	1,421
Korea	480	1,933	(1,955)	(22)	(21)	37	(6)	474
Other Mutual Fund Operations	252	780	(727)	53	-	111	164	416
Total Asian MMF	2,780	40,656	(40,364)	292	(5)	806	1,093	3,873

Total Asia Retail Mutual Funds	16,277	46,701	(45,730)	971	(299)	(2,506)	(1,834)	14,443

Third Party Institutional Mandates	1,116	256	(372)	(116)	-	(211)	(327)	789

Total Asian Investment Operations	17,393	46,957	(46,102)	855	(299)	(2,717)	(2,161)	15,232

US
Retail	55	36	(32)	4	4	(13)	(5)	50
Total US	55	36	(32)	4	4	(13)	(5)	50

Total Investment Products	68,669	63,147	(58,881)	4,266	(204)	(10,452)	(6,390)	62,279

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2009 Movement Relative to 2008%		%	%	%	%	%	%	%
M&G
Retail	(14%)	50%	13%	259%	-	195%	475%	62%
Institutional (5)	(4%)	59%	8%	354%	(274%)	328%	1,189%	41%
Total M&G	(8%)	54%	11%	296%	(962%)	237%	652%	50%

Asia
India	(30%)	(43%)	20%	(148%)	324%	190%	143%	18%
Taiwan	(22%)	18%	(8%)	233%	-	196%	256%	43%
Korea	(36%)	(54%)	39%	(269%)	(125%)	153%	97%	(2%)
Japan	(26%)	4%	(5%)	(3%)	-	160%	190%	31%
Other Mutual Fund Operations	9%	9%	(26%)	(31%)	92%	322%	267%	29%
Total Asia Equity/Bond/Other	(22%)	(13%)	6%	(73%)	44%	177%	187%	24%

MMF
India	10%	76%	(70%)	1,047%	(1,813%)	(82%)	891%	93%
Taiwan	125%	(44%)	29%	(168%)	-	(133%)	(153%)	(29%)
Korea	(1%)	35%	(32%)	173%	(95%)	(105%)	(350%)	(6%)
Other Mutual Fund Operations	65%	26%	(27%)	13%	-	(132%)	(85%)	6%
Total Asian MMF	39%	61%	(59%)	394%	(6,200%)	(112%)	(6%)	27%

Total Asian Retail Mutual Funds	(11%)	52%	(51%)	67%	(61%)	197%	295%	25%

Third Party Institutional Mandates	(29%)	63%	88%	422%	-	236%	302%	84%

Total Asian Investment Operations	(12%)	52%	(50%)	134%	(61%)	200%	296%	28%

US
Retail	(9%)	(83%)	(106%)	(1,600%)	(50%)	162%	(900%)	-
Total US	(9%)	(83%)	(106%)	(1,600%)	(50%)	162%	(900%)	-

Total Investment Products	(9%)	52%	(37%)	261%	(519%)	228%	530%	44%

						2009 Q4	2008 Q4
US						YTD	YTD	+/- (%)
						£m	£m
Curian Capital
External Funds Under Administration						2,260	1,818	24%

Schedule 3 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2009 VERSUS QUARTER 4 2008

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents(3)
	Q4 2009	Q4 2008	+/-(%)	Q4 2009	Q4 2008	+/-(%)	Q4 2009	Q4 2008	+/-(%)	Q4 2009	Q4 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	334	471	(29%)	-	-	-	334	471	(29%)	33	47	(30%)
Direct and Partnership Annuities	166	153	8%	-	-	-	166	153	8%	17	15	13%
Intermediated Annuities	46	96	(52%)	-	-	-	46	96	(52%)	5	10	(50%)
Total Individual Annuities	546	720	(24%)	-	-	-	546	720	(24%)	55	72	(24%)

Income Drawdown	21	21	0%	-	-	-	21	21	0%	2	2	0%
Equity Release	43	54	(20%)	-	-	-	43	54	(20%)	4	5	(20%)
Individual Pensions	53	63	(16%)	2	1	100%	55	64	(14%)	7	7	0%
Corporate Pensions	26	67	(61%)	25	24	4%	51	91	(44%)	28	31	(10%)
Unit Linked Bonds	39	21	86%	-	-	-	39	21	86%	4	2	100%
With-Profit Bonds	295	218	35%	-	-	-	295	218	35%	30	22	36%
Protection	-	-	-	5	2	150%	5	2	150%	5	2	150%
Offshore Products	110	104	6%	-	1	-	110	105	5%	11	11	0%
Pru Health (8)	-	-	-	2	2	0%	2	2	0%	2	2	0%

Total Retail Retirement	1,133	1,268	(11%)	34	30	13%	1,167	1,298	(10%)	147	157	(6%)

Corporate Pensions	23	-	-	25	28	(11%)	48	28	71%	27	28	(4%)
Other Products	20	19	5%	4	4	0%	24	23	4%	6	6	0%
DWP Rebates	47	50	(6%)	-	-	-	47	50	(6%)	5	5	0%
Total Mature Life and Pensions	90	69	30%	29	32	(9%)	119	101	18%	38	39	(3%)

Total Retail	1,223	1,337	(9%)	63	62	2%	1,286	1,399	(8%)	185	196	(6%)

Wholesale Annuities	27	47	(43%)	-	-	-	27	47	(43%)	3	5	(40%)

Credit Life	6	7	(14%)	-	-	-	6	7	(14%)	1	1	0%

Total UK Insurance Operations	1,256	1,391	(10%)	63	62	2%	1,319	1,453	(9%)	189	201	(6%)

Channel Summary
Direct and Partnership	467	623	(25%)	52	54	(4%)	519	677	(23%)	99	116	(15%)
Intermediated	709	664	7%	11	8	38%	720	672	7%	82	74	11%
Wholesale	33	54	(39%)	-	-	-	33	54	(39%)	3	5	(40%)
Sub-Total	1,209	1,341	(10%)	63	62	2%	1,272	1,403	(9%)	184	196	(6%)

DWP Rebates	47	50	(6%)	-	-	-	47	50	(6%)	5	5	0%

Total UK Insurance Operations	1,256	1,391	(10%)	63	62	2%	1,319	1,453	(9%)	189	201	(6%)

US Insurance Operations(1a) (7)
Fixed Annuities	212	583	(64%)	-	-	-	212	583	(64%)	21	58	(64%)
Fixed Index Annuities	378	184	105%	-	-	-	378	184	105%	38	18	111%
Variable Annuities	2,068	895	131%	-	-	-	2,068	895	131%	207	90	130%
Life	3	1	200%	6	6	0%	9	7	29%	6	6	0%
Sub-Total Retail	2,661	1,663	60%	6	6	0%	2,667	1,669	60%	272	172	58%
Guaranteed Investment Contracts	-	42	-	-	-	-	-	42	-	-	4	-
GIC - Medium Term Note	-	16	-	-	-	-	-	16	-	-	2	-
Total US Insurance Operations	2,661	1,721	55%	6	6	0%	2,667	1,727	54%	272	178	53%

Asian Insurance Operations(1a)
China	14	16	(13%)	10	9	11%	24	25	(4%)	11	11	0%
Hong Kong	30	47	(36%)	88	41	115%	118	88	34%	91	46	98%
India	10	7	43%	51	34	50%	61	41	49%	52	35	49%
Indonesia	17	9	89%	62	46	35%	79	55	44%	64	47	36%
Japan	7	21	(67%)	11	6	83%	18	27	(33%)	12	8	50%
Korea	10	15	(33%)	25	35	(29%)	35	50	(30%)	26	37	(30%)
Malaysia	13	6	117%	61	35	74%	74	41	80%	62	36	72%
Singapore	135	35	286%	34	22	55%	169	57	196%	48	26	85%
Taiwan	34	3	1,033%	27	29	(7%)	61	32	91%	30	29	3%
Other (4)	12	4	200%	18	14	29%	30	18	67%	19	14	36%
Total Asian Insurance Operations	282	163	73%	387	271	43%	669	434	54%	415	287	45%

Group Total	4,199	3,275	28%	456	339	35%	4,655	3,614	29%	876	667	31%

INVESTMENT OPERATIONS
		Opening FUM	Gross Inflows	Redemptions	Net Inflows	Other Movements	Market & Currency Movements	Net Movement In FUM	Closing FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G (5)	Q4 2009	66,235	6,434	(4,093)	2,341	(53)	1,783	4,071	70,306
	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997
	+/-(%)	32%	59%	14%	419%	(148%)	175%	236%	50%
Asia Retail Mutual Funds	Q4 2009	17,773	18,130	(18,394)	(264)	(28)	543	251	18,024
	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443
	+/-(%)	31%	45%	(46%)	(197%)	(367%)	(42%)	(70%)	25%
Asia Third Party	Q4 2009	1,008	378	(6)	372	-	70	442	1,450
	Q4 2008	755	16	(24)	(8)	-	42	34	789
	+/-(%)	34%	2,263%	75%	4,750%	-	67%	1,200%	84%
US Retail Mutual Funds	Q4 2009	-	-	1	1	-	(1)	-	-
	Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50
	+/-(%)	(100%)	-	113%	125%	-	83%	-	(100%)

Total Investment Products	Q4 2009	85,016	24,942	(22,492)	2,450	(81)	2,395	4,764	89,780
	Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279
	+/-(%)	32%	50%	(29%)	393%	(176%)	272%	325%	44%

Schedule 4 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2009 VERSUS QUARTER 3 2009

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents(3)
	Q4 2009	Q3 2009	+/-(%)	Q4 2009	Q 3 2009	+/-(%)	Q4 2009	Q 3 2009	+/-(%)	Q4 2009	Q3 2009	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	334	297	12%	-	-	-	334	297	12%	33	30	10%
Direct and Partnership Annuities	166	151	10%	-	-	-	166	151	10%	17	15	13%
Intermediated Annuities	46	56	(18%)	-	-	-	46	56	(18%)	5	6	(17%)
Total Individual Annuities	546	504	8%	-	-	-	546	504	8%	55	50	10%

Income Drawdown	21	24	(13%)	-	-	-	21	24	(13%)	2	2	0%
Equity Release	43	30	43%	-	-	-	43	30	43%	4	3	33%
Individual Pensions	53	47	13%	2	2	0%	55	49	12%	7	7	0%
Corporate Pensions	26	8	225%	25	17	47%	51	25	104%	28	18	56%
Unit Linked Bonds	39	34	15%	-	-	-	39	34	15%	4	3	33%
With-Profit Bonds	295	285	4%	-	-	-	295	285	4%	30	29	3%
Protection	-	-	-	5	5	0%	5	5	0%	5	5	0%
Offshore Products	110	80	38%	-	1	-	110	81	36%	11	9	22%
Pru Health (8)	-	-	-	2	3	(33%)	2	3	(33%)	2	3	(33%)

Total Retail Retirement	1,133	1,012	12%	34	28	21%	1,167	1,040	12%	147	129	14%

Corporate Pensions	23	20	15%	25	21	19%	48	41	17%	27	23	17%
Other Products	20	20	0%	4	3	33%	24	23	4%	6	5	20%
DWP Rebates	47	-	-	-	-	-	47	-	-	5	-	-
Total Mature Life and Pensions	90	40	125%	29	24	21%	119	64	86%	38	28	36%

Total Retail	1,223	1,052	16%	63	52	21%	1,286	1,104	16%	185	157	18%

Wholesale Annuities	27	4	575%	-	-	-	27	4	575%	3	-	-

Credit Life	6	5	20%	-	-	-	6	5	20%	1	1	0%

Total UK Insurance Operations	1,256	1,061	18%	63	52	21%	1,319	1,113	19%	189	158	20%

Channel Summary
Direct and Partnership	467	398	17%	52	41	27%	519	439	18%	99	81	22%
Intermediated	709	654	8%	11	11	0%	720	665	8%	82	76	8%
Wholesale	33	9	267%	-	-	-	33	9	267%	3	1	200%
Sub-Total	1,209	1,061	14%	63	52	21%	1,272	1,113	14%	184	158	16%

DWP Rebates	47	-	-	-	-	-	47	-	-	5	-	-

Total UK Insurance Operations	1,256	1,061	18%	63	52	21%	1,319	1,113	19%	189	158	20%

US Insurance Operations(1a) (7)
Fixed Annuities	212	140	51%	-	-	-	212	140	51%	21	14	50%
Fixed Index Annuities	378	480	(21%)	-	-	-	378	480	(21%)	38	48	(21%)
Variable Annuities	2,068	1,804	15%	-	-	-	2,068	1,804	15%	207	180	15%
Life	3	2	50%	6	6	0%	9	8	13%	6	6	0%
Sub-Total Retail	2,661	2,426	10%	6	6	0%	2,667	2,432	10%	272	249	9%
Guaranteed Investment Contracts	-	-	-	-	-	-	-	-	-	-	-	-
GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
Total US Insurance Operations	2,661	2,426	10%	6	6	0%	2,667	2,432	10%	272	249	9%

Asian Insurance Operations(1a) (7)

China	14	15	(7%)	10	11	(9%)	24	26	(8%)	11	13	(15%)
Hong Kong	30	33	(9%)	88	52	69%	118	85	39%	91	55	65%
India	10	5	100%	51	39	31%	61	44	39%	52	40	30%
Indonesia	17	11	55%	62	42	48%	79	53	49%	64	43	49%
Japan	7	12	(42%)	11	10	10%	18	22	(18%)	12	11	9%
Korea	10	8	25%	25	29	(14%)	35	37	(5%)	26	30	(13%)
Malaysia	13	17	(24%)	61	30	103%	74	47	57%	62	32	94%
Singapore	135	47	187%	34	24	42%	169	71	138%	48	29	66%
Taiwan	34	38	(11%)	27	22	23%	61	60	2%	30	26	15%
Other (4)	12	9	33%	18	14	29%	30	23	30%	19	15	27%
Total Asian Insurance Operations	282	195	45%	387	273	42%	669	468	43%	415	293	42%

Group Total	4,199	3,682	14%	456	331	38%	4,655	4,013	16%	876	700	25%

INVESTMENT OPERATIONS
		Opening FUM	Gross Inflows	Redemptions	Net Inflows	Other Movements	Market &Currency Movements	Net Movement In FUM	Closing FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G(5)	Q4 2009	66,235	6,434	(4,093)	2,341	(53)	1,783	4,071	70,306
	Q3 2009	55,921	5,810	(3,298)	2,512	(113)	7,915	10,314	66,235
	+/-(%)	18%	11%	(24%)	(7%)	53%	(77%)	(61%)	6%
Asia Retail Mutual Funds	Q4 2009	17,773	18,130	(18,394)	(264)	(28)	543	251	18,024
	Q3 2009	15,518	20,579	(20,142)	437	(1)	1,819	2,255	17,773
	+/-(%)	15%	(12%)	9%	(160%)	(2,700%)	(70%)	(89%)	1%
Asia Third Party	Q4 2009	1,008	378	(6)	372	-	70	442	1,450
	Q3 2009	859	5	(7)	(2)	-	151	149	1,008
	+/-(%)	17%	7,460%	14%	18,700%	-	(54%)	197%	44%
US Retail Mutual Funds	Q4 2009	-	-	1	1	-	(1)	-	-
	Q3 2009	38	-	(49)	(49)	1	10	(38)	-
	+/-(%)	-	-	102%	102%	-	-	-	-

Total Investment Products	Q4 2009	85,016	24,942	(22,492)	2,450	(81)	2,395	4,764	89,780
	Q3 2009	72,336	26,394	(23,496)	2,898	(113)	9,895	12,680	85,016
	+/-(%)	18%	(6%)	4%	(15%)	28%	(76%)	(62%)	6%

Schedule 5 - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK			US(1b)			Asia(1b)			Total

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,014	7,183	(30%)	8,909	8,212	8%	2,019	2,753	(27%)	15,942	18,148	(12%)
Total Investment Products Gross Inflows(2)	24,875	16,154	54%	6	43	(86%)	71,176	50,407	41%	96,057	66,604	44%
	29,889	23,337	28%	8,915	8,255	8%	73,195	53,160	38%	111,999	84,752	32%

INSURANCE OPERATIONS
	Single			Regular			Total			PVNBP

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,357	1,600	(15%)	-	-	-	1,357	1,600	(15%)	1,357	1,600	(15%)
Direct and Partnership Annuities	590	703	(16%)	-	-	-	590	703	(16%)	590	703	(16%)
Intermediated Annuities	242	497	(51%)	-	-	-	242	497	(51%)	242	497	(51%)
Total Individual Annuities	2,189	2,800	(22%)	-	-	-	2,189	2,800	(22%)	2,189	2,800	(22%)

Income Drawdown	91	75	21%	-	-	-	91	75	21%	91	75	21%
Equity Release	127	242	(48%)	-	-	-	127	242	(48%)	127	242	(48%)
Individual Pensions	198	115	72%	7	3	133%	205	118	74%	218	124	76%
Corporate Pensions	81	221	(63%)	86	88	(2%)	167	309	(46%)	547	645	(15%)
Unit Linked Bonds	122	109	12%	-	-	-	122	109	12%	122	109	12%
With-Profit Bonds	1,264	869	45%	-	-	-	1,264	869	45%	1,264	869	45%
Protection	-	-	-	17	6	183%	17	6	183%	110	38	189%
Offshore Products	317	551	(42%)	3	4	(25%)	320	555	(42%)	336	573	(41%)
Pru Health (8)	-	-	-	11	16	(31%)	11	16	(31%)	111	146	(24%)
Total Retail Retirement	4,389	4,982	(12%)	124	117	6%	4,513	5,099	(11%)	5,115	5,621	(9%)

Corporate Pensions	111	227	(51%)	105	116	(9%)	216	343	(37%)	460	653	(30%)
Other Products	79	132	(40%)	17	21	(19%)	96	153	(37%)	138	219	(37%)
DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	127	153	(17%)
Total Mature Life and Pensions	317	512	(38%)	122	137	(11%)	439	649	(32%)	725	1,025	(29%)

Total Retail	4,706	5,494	(14%)	246	254	(3%)	4,952	5,748	(14%)	5,840	6,646	(12%)

Wholesale Annuities	39	1,417	(97%)	-	-	-	39	1,417	(97%)	39	1,417	(97%)

Credit Life	23	18	28%	-	-	-	23	18	28%	23	18	28%

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	5,902	8,081	(27%)

Channel Summary
Direct and Partnership	1,814	2,352	(23%)	201	215	(7%)	2,015	2,567	(22%)	2,667	3,268	(18%)
Intermediated	2,765	2,990	(8%)	45	39	15%	2,810	3,029	(7%)	3,046	3,227	(6%)
Wholesale	62	1,434	(96%)	-	-	-	62	1,434	(96%)	62	1,434	(96%)
Sub-Total	4,641	6,776	(32%)	246	254	(3%)	4,887	7,030	(30%)	5,775	7,929	(27%)

DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	127	153	(17%)

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	5,902	8,081	(27%)

US Insurance Operations(1b)
Fixed Annuities	1,053	2,039	(48%)	-	-	-	1,053	2,039	(48%)	1,053	2,039	(48%)
Fixed Index Annuities	1,433	593	142%	-	-	-	1,433	593	142%	1,433	593	142%
Variable Annuities	6,389	4,130	55%	-	-	-	6,389	4,130	55%	6,389	4,130	55%
Life	10	9	11%	24	28	(14%)	34	37	(8%)	173	273	(37%)
Sub-Total Retail	8,885	6,771	31%	24	28	(14%)	8,909	6,799	31%	9,048	7,035	29%
Guaranteed Investment Contracts	-	1,014	-	-	-	-	-	1,014	-	-	1,014	-
GIC - Medium Term Note	-	399	-	-	-	-	-	399	-	-	399	-
Total US Insurance Operations	8,885	8,184	9%	24	28	(14%)	8,909	8,212	8%	9,048	8,448	7%

Asian Insurance Operations(1b)
China	72	76	(5%)	38	39	(3%)	110	115	(4%)	253	277	(9%)
Hong Kong	94	602	(84%)	232	183	27%	326	785	(58%)	1,414	1,915	(26%)
India	47	64	(27%)	163	213	(23%)	210	277	(24%)	581	790	(26%)
Indonesia	41	104	(61%)	186	184	1%	227	288	(21%)	671	713	(6%)
Japan	57	151	(62%)	46	39	18%	103	190	(46%)	263	284	(7%)
Korea	38	79	(52%)	118	213	(45%)	156	292	(47%)	568	1,109	(49%)
Malaysia	63	31	103%	140	111	26%	203	142	43%	814	636	28%
Singapore	297	392	(24%)	98	90	9%	395	482	(18%)	1,033	1,104	(6%)
Taiwan	104	41	154%	97	63	54%	201	104	93%	427	268	59%
Other (4)	29	19	53%	59	59	0%	88	78	13%	221	208	6%
Total Asian Insurance Operations	842	1,559	(46%)	1,177	1,194	(1%)	2,019	2,753	(27%)	6,245	7,304	(14%)

Group Total	14,495	16,672	(13%)	1,447	1,476	(2%)	15,942	18,148	(12%)	21,195	23,833	(11%)

Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2009

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US(1a)			Asia(1a)		Total

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,014	7,183	(30%)	8,909	6,941	28%	2,019	2,422	(17%)	15,942	16,546	(4%)
Total Investment Products Gross Inflows(2)	24,875	16,154	54%	6	36	(83%)	71,176	46,957	52%	96,057	63,147	52%
	29,889	23,337	28%	8,915	6,977	28%	73,195	49,379	48%	111,999	79,693	41%

INSURANCE OPERATIONS
	Single			Regular			Total			PVNBP

	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)	FY 2009	FY 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	1,357	1,600	(15%)	-	-	-	1,357	1,600	(15%)	1,357	1,600	(15%)
Direct and Partnership Annuities	590	703	(16%)	-	-	-	590	703	(16%)	590	703	(16%)
Intermediated Annuities	242	497	(51%)	-	-	-	242	497	(51%)	242	497	(51%)
Total Individual Annuities	2,189	2,800	(22%)	-	-	-	2,189	2,800	(22%)	2,189	2,800	(22%)

Income Drawdown	91	75	21%	-	-	-	91	75	21%	91	75	21%
Equity Release	127	242	(48%)	-	-	-	127	242	(48%)	127	242	(48%)
Individual Pensions	198	115	72%	7	3	133%	205	118	74%	218	124	76%
Corporate Pensions	81	221	(63%)	86	88	(2%)	167	309	(46%)	547	645	(15%)
Unit Linked Bonds	122	109	12%	-	-	-	122	109	12%	122	109	12%
With-Profit Bonds	1,264	869	45%	-	-	-	1,264	869	45%	1,264	869	45%
Protection	-	-	-	17	6	183%	17	6	183%	110	38	189%
Offshore Products	317	551	(42%)	3	4	(25%)	320	555	(42%)	336	573	(41%)
Pru Health (8)	-	-	-	11	16	(31%)	11	16	(31%)	111	146	(24%)
Total Retail Retirement	4,389	4,982	(12%)	124	117	6%	4,513	5,099	(11%)	5,115	5,621	(9%)

Corporate Pensions	111	227	(51%)	105	116	(9%)	216	343	(37%)	460	653	(30%)
Other Products	79	132	(40%)	17	21	(19%)	96	153	(37%)	138	219	(37%)
DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	127	153	(17%)
Total Mature Life and Pensions	317	512	(38%)	122	137	(11%)	439	649	(32%)	725	1,025	(29%)

Total Retail	4,706	5,494	(14%)	246	254	(3%)	4,952	5,748	(14%)	5,840	6,646	(12%)

Wholesale Annuities	39	1,417	(97%)	-	-	-	39	1,417	(97%)	39	1,417	(97%)

Credit Life	23	18	28%	-	-	-	23	18	28%	23	18	28%

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	5,902	8,081	(27%)

Channel Summary
Direct and Partnership	1,814	2,352	(23%)	201	215	(7%)	2,015	2,567	(22%)	2,667	3,268	(18%)
Intermediated	2,765	2,990	(8%)	45	39	15%	2,810	3,029	(7%)	3,046	3,227	(6%)
Wholesale	62	1,434	(96%)	-	-	-	62	1,434	(96%)	62	1,434	(96%)
Sub-Total	4,641	6,776	(32%)	246	254	(3%)	4,887	7,030	(30%)	5,775	7,929	(27%)

DWP Rebates	127	153	(17%)	-	-	-	127	153	(17%)	127	153	(17%)

Total UK Insurance Operations	4,768	6,929	(31%)	246	254	(3%)	5,014	7,183	(30%)	5,902	8,081	(27%)

US Insurance Operations(1a)
Fixed Annuities	1,053	1,724	(39%)	-	-	-	1,053	1,724	(39%)	1,053	1,724	(39%)
Fixed Index Annuities	1,433	501	186%	-	-	-	1,433	501	186%	1,433	501	186%
Variable Annuities	6,389	3,491	83%	-	-	-	6,389	3,491	83%	6,389	3,491	83%
Life	10	7	43%	24	24	0%	34	31	10%	173	230	(25%)
Sub-Total Retail	8,885	5,723	55%	24	24	0%	8,909	5,747	55%	9,048	5,946	52%
Guaranteed Investment Contracts	-	857	-	-	-	-	-	857	-	-	857	-
GIC - Medium Term Note	-	337	-	-	-	-	-	337	-	-	337	-
Total US Insurance Operations(1a)	8,885	6,917	28%	24	24	0%	8,909	6,941	28%	9,048	7,140	27%

Asian Insurance Operations(1a)
China	72	63	14%	38	32	19%	110	95	16%	253	230	10%
Hong Kong	94	507	(81%)	232	154	51%	326	661	(51%)	1,414	1,612	(12%)
India	47	60	(22%)	163	202	(19%)	210	262	(20%)	581	747	(22%)
Indonesia	41	94	(56%)	186	167	11%	227	261	(13%)	671	649	3%
Japan	57	115	(50%)	46	30	53%	103	145	(29%)	263	217	21%
Korea	38	78	(51%)	118	211	(44%)	156	289	(46%)	568	1,097	(48%)
Malaysia	63	28	125%	140	99	41%	203	127	60%	814	570	43%
Singapore	297	341	(13%)	98	78	26%	395	419	(6%)	1,033	961	7%
Taiwan	104	36	189%	97	55	76%	201	91	121%	427	237	80%
Other (4)	29	18	61%	59	54	9%	88	72	22%	221	188	18%
Total Asian Insurance Operations	842	1,340	(37%)	1,177	1,082	9%	2,019	2,422	(17%)	6,245	6,508	(4%)

Group Total	14,495	15,186	(5%)	1,447	1,360	6%	15,942	16,546	(4%)	21,195	21,729	(2%)

Schedule 7 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2009 VERSUS QUARTER 4 2008

INSURANCE OPERATIONS

	Single			Regular			Total			PVNBP
	Q4 2009	Q4 2008	+/-(%)	Q4 2009	Q4 2008	+/-(%)	Q4 2009	Q4 2008	+/-(%)	Q4 2009	Q4 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	334	471	(29%)	-	-	-	334	471	(29%)	334	471	(29%)
Direct and Partnership Annuities	166	153	8%	-	-	-	166	153	8%	166	153	8%
Intermediated Annuities	46	96	(52%)	-	-	-	46	96	(52%)	46	96	(52%)
Total Individual Annuities	546	720	(24%)	-	-	-	546	720	(24%)	546	720	(24%)

Income Drawdown	21	21	0%	-	-	-	21	21	0%	21	21	0%
Equity Release	43	54	(20%)	-	-	-	43	54	(20%)	43	54	(20%)
Individual Pensions	53	63	(16%)	2	1	100%	55	64	(14%)	59	67	(12%)
Corporate Pensions	26	67	(61%)	25	24	4%	51	91	(44%)	161	190	(15%)
Unit Linked Bonds	39	21	86%	-	-	-	39	21	86%	39	21	86%
With-Profit Bonds	295	218	35%	-	-	-	295	218	35%	295	218	35%
Protection	-	-	-	5	2	150%	5	2	150%	34	12	183%
Offshore Products	110	104	6%	-	1	-	110	105	5%	114	110	4%
Pru Health	-	-	-	2	2	0%	2	2	0%	29	17	71%

Total Retail Retirement	1,133	1,268	(11%)	34	30	13%	1,167	1,298	(10%)	1,341	1,430	(6%)

Corporate Pensions	23	-	-	25	28	(11%)	48	28	71%	75	132	(43%)
Other Products	20	19	5%	4	4	0%	24	23	4%	34	53	(36%)
DWP Rebates	47	50	(6%)	-	-	-	47	50	(6%)	47	50	(6%)
Total Mature Life and Pensions	90	69	30%	29	32	(9%)	119	101	18%	156	235	(34%)

Total Retail	1,223	1,337	(9%)	63	62	2%	1,286	1,399	(8%)	1,497	1,665	(10%)

Wholesale Annuities	27	47	(43%)	-	-	-	27	47	(43%)	27	47	(43%)

Credit Life	6	7	(14%)	-	-	-	6	7	(14%)	6	7	(14%)

Total UK Insurance Operations	1,256	1,391	(10%)	63	62	2%	1,319	1,453	(9%)	1,530	1,719	(11%)

Channel Summary
Direct and Partnership	467	623	(25%)	52	54	(4%)	519	677	(23%)	659	887	(26%)
Intermediated	709	664	7%	11	8	38%	720	672	7%	791	730	8%
Wholesale	33	54	(39%)	-	-	-	33	54	(39%)	33	54	(39%)
Sub-Total	1,209	1,341	(10%)	63	62	2%	1,272	1,403	(9%)	1,483	1,671	(11%)

DWP Rebates	47	50	(6%)	-	-	-	47	50	(6%)	47	50	(6%)

Total UK Insurance Operations	1,256	1,391	(10%)	63	62	2%	1,319	1,453	(9%)	1,530	1,719	(11%)

US Insurance Operations(1a) (7)
Fixed Annuities	212	583	(64%)	-	-	-	212	583	(64%)	212	583	(64%)
Fixed Index Annuities	378	184	105%	-	-	-	378	184	105%	378	184	105%
Variable Annuities	2,068	895	131%	-	-	-	2,068	895	131%	2,068	895	131%
Life	3	1	200%	6	6	0%	9	7	29%	30	85	(65%)
Sub-Total Retail	2,661	1,663	60%	6	6	0%	2,667	1,669	60%	2,688	1,747	54%
Guaranteed Investment Contracts	-	42	-	-	-	-	-	42	-	-	42	-
GIC - Medium Term Note	-	16	-	-	-	-	-	16	-	-	16	-
Total US Insurance Operations	2,661	1,721	55%	6	6	0%	2,667	1,727	54%	2,688	1,805	49%

Asian Insurance Operations(1a) (7)
China	14	16	(13%)	10	9	11%	24	25	(4%)	60	66	(9%)
Hong Kong	30	47	(36%)	88	41	115%	118	88	34%	483	450	7%
India	10	7	43%	51	34	50%	61	41	49%	172	141	22%
Indonesia	17	9	89%	62	46	35%	79	55	44%	240	154	56%
Japan	7	21	(67%)	11	6	83%	18	27	(30%)	51	12	325%
Korea	10	15	(33%)	25	35	(29%)	35	50	(30%)	114	220	(48%)
Malaysia	13	6	117%	61	35	74%	74	41	80%	340	193	76%
Singapore	135	35	286%	34	22	55%	169	57	196%	380	208	83%
Taiwan	34	3	1,033%	27	29	(7%)	61	32	91%	136	116	17%
Other (4)	12	4	200%	18	14	29%	30	18	67%	70	48	46%
Total Asian Insurance Operations	282	163	73%	387	271	43%	669	434	54%	2,046	1,608	27%

Group Total	4,199	3,275	28%	456	339	35%	4,655	3,614	29%	6,264	5,132	22%

INVESTMENT OPERATIONS

		Opening FUM	Gross Inflows	Redemptions	Net Inflows	Other Movements	Market & Currency Movements	Net Movement In FUM	Closing FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G(5)	Q4 2009	66,235	6,434	(4,093)	2,341	(53)	1,783	4,071	70,306
	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997
	+/-(%)	32%	59	14%	419%	(148%)	175%	236%	50%
Asia Retail Mutual Funds	Q4 2009	17,773	18,130	(18,394)	(264)	(28)	543	251	18,024
	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443
	+/-(%)	31%	45%	(46%)	(197%)	(367%)	(42%)	(70%)	25%
Asia Third Party	Q4 2009	1,008	378	(6)	372	-	70	442	1,450
	Q4 2008	755	16	(24)	(8)	-	42	34	789
	+/-(%)	34%	2,263%	75%	4,750%	-	67%	1,200%	84%
US Retail Mutual Funds	Q4 2009	-	-	1	1	-	(1)	-	-
	Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50
	+/-(%)	(100%)	-	113%	125%	-	83%	-	(100%)

Total Investment Products	Q4 2009	85,016	24,942	(22,492)	2,450	(81)	2,395	4,764	89,780
	Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279
	+/-(%)	32%	50%	(29%)	393%	(176%)	272%	325%	44%

Schedule 8 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2009 VERSUS QUARTER 3 2009

INSURANCE OPERATIONS

	Single			Regular			Total			PVNBP
	Q4 2009	Q 3 2009	+/-(%)	Q4 2009	Q 3 2009	+/-(%)	Q4 2009	Q 3 2009	+/-(%)	Q4 2009	Q 3 2009	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations
Product Summary
Internal Vesting annuities	334	297	12%	-	-	-	334	297	12%	334	297	12%
Direct and Partnership Annuities	166	151	10%	-	-	-	166	151	10%	166	151	10%
Intermediated Annuities	46	56	(18%)	-	-	-	46	56	(18%)	46	56	(18%)
Total Individual Annuities	546	504	8%	-	-	-	546	504	8%	546	504	8%

Income Drawdown	21	24	(13%)	-	-	-	21	24	(13%)	21	24	(13%)
Equity Release	43	30	43%	-	-	-	43	30	43%	43	30	43%
Individual Pensions	53	47	13%	2	2	0%	55	49	12%	59	52	13%
Corporate Pensions	26	8	225%	25	17	47%	51	25	104%	161	100	61%
Unit Linked Bonds	39	34	15%	-	-	-	39	34	15%	39	34	15%
With-Profit Bonds	295	285	4%	-	-	-	295	285	4%	295	285	4%
Protection	-	-	-	5	5	0%	5	5	0%	34	31	10%
Offshore Products	110	80	38%	-	1	-	110	81	36%	114	85	34%
Pru Health	-	-	-	2	3	(33%)	2	3	(33%)	29	26	12%

Total Retail Retirement	1,133	1,012	12%	34	28	21%	1,167	1,040	12%	1,341	1,171	15%

Corporate Pensions	23	20	15%	25	21	19%	48	41	17%	75	100	(25%)
Other Products	20	20	0%	4	3	33%	24	23	4%	34	30	13%
DWP Rebates	47	-	-	-	-	-	47	-	-	47	-	-
Total Mature Life and Pensions	90	40	125%	29	24	21%	119	64	86%	156	130	20%

Total Retail	1,223	1,052	16%	63	52	21%	1,286	1,104	16%	1,497	1,301	15%

Wholesale Annuities	27	4	575%	-	-	-	27	4	575%	27	4	575%

Credit Life	6	5	20%	-	-	-	6	5	20%	6	5	20%

Total UK Insurance Operations	1,256	1,061	18%	63	52	21%	1,319	1,113	19%	1,530	1,310	17%

Channel Summary
Direct and Partnership	467	398	17%	52	41	27%	519	439	18%	659	586	12%
Intermediated	709	654	8%	11	11	0%	720	665	8%	791	715	11%
Wholesale	33	9	267%	-	-	-	33	9	267%	33	9	267%
Sub-Total	1,209	1,061	14%	63	52	21%	1,272	1,113	14%	1,483	1,310	13%

DWP Rebates	47	-	-	-	-	-	47	-	-	47	-	-

Total UK Insurance Operations	1,256	1,061	18%	63	52	21%	1,319	1,113	19%	1,530	1,310	17%

US Insurance Operations
Fixed Annuities	212	140	51%	-	-	-	212	140	51%	212	140	51%
Fixed Index Annuities	378	480	(21%)	-	-	-	378	480	(21%)	378	480	(21%)
Variable Annuities	2,068	1,804	15%	-	-	-	2,068	1,804	15%	2,068	1,804	15%
Life	3	2	50%	6	6	0%	9	8	13%	30	47	(36%)
Sub-Total Retail	2,661	2,426	10%	6	6	0%	2,667	2,432	10%	2,688	2,471	9%
Guaranteed Investment Contracts	-	-	-	-	-	-	-	-	-	-	-	-
GIC - Medium Term Note	-	-	-	-	-	-	-	-	-	-	-	-
Total US Insurance Operations	2,661	2,426	10%	6	6	0%	2,667	2,432	10%	2,688	2,471	9%

Asian Insurance Operations (1a) (7)
China	14	15	(7%)	10	11	(9%)	24	26	(8%)	60	68	(12%)
Hong Kong	30	33	(9%)	88	52	69%	118	85	39%	483	349	38%
India	10	5	100%	51	39	31%	61	44	39%	172	137	26%
Indonesia	17	11	55%	62	42	48%	79	53	49%	240	149	61%
Japan	7	12	(42%)	11	10	10%	18	22	(18%)	51	57	(11%)
Korea	10	8	25%	25	29	(14%)	35	37	(5%)	114	140	(19%)
Malaysia	13	17	(24%)	61	30	103%	74	47	57%	340	179	90%
Singapore	135	47	187%	34	24	42%	169	71	138%	380	244	56%
Taiwan	34	38	(11%)	27	22	23%	61	60	2%	136	113	20%
Other	12	9	33%	18	14	29%	30	23	30%	70	57	23%
Total Asian Insurance Operations	282	195	45%	387	273	42%	669	468	43%	2,046	1,493	37%

Group Total	4,199	3,682	14%	456	331	38%	4,655	4,013	16%	6,264	5,274	19%

INVESTMENT OPERATIONS

		Opening FUM	Gross Inflows	Redemptions	Net Inflows	Other Movements	Market &Currency Movements	Net Movement In FUM	Closing FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G(5)	Q4 2009	66,235	6,434	(4,093)	2,341	(53)	1,783	4,071	70,306
	Q3 2009	55,921	5,810	(3,298)	2,512	(113)	7,915	10,314	66,235
	+/-(%)	18%	11%	(24%)	(7%)	53%	(77%)	(61%)	6%
Asia Retail Mutual Funds	Q4 2009	17,773	18,130	(18,394)	(264)	(28)	543	251	18,024
	Q3 2009	15,518	20,579	(20,142)	437	(1)	1,819	2,255	17,773
	+/-(%)	15%	(12%)	9%	(160%)	(2,700%)	(70%)	(89%)	1%
Asia Third Party	Q4 2009	1,008	378	(6)	372	-	70	442	1,450
	Q3 2009	859	5	(7)	(2)	-	151	149	1,008
	+/-(%)	17%	7,460%	14%	18,700%	-	(54%)	197%	44%
US Retail Mutual Funds	Q4 2009	-	-	1	1	-	(1)	-	-
	Q3 2009	38	-	(49)	(49)	1	10	(38)	-
	+/-(%)	-	-	102%	102%	-	-	-	-

Total Investment Products	Q4 2009	85,016	24,942	(22,492)	2,450	(81)	2,395	4,764	89,780
	Q3 2009	72,336	26,394	(23,496)	2,898	(113)	9,895	12,680	85,016
	+/-(%)	18%	(6%)	4%	(15%)	28%	(76%)	(62%)	6%

PRUDENTIAL PLC - NEW BUSINESS SCHEDULES
BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New business in India is included at Prudential's 26 per cent interest in the India life operation.

New business in China is included at Prudential's 50 per cent interest in the China life operation.

Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

Notes to Schedules 1 - 8

(1a) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is 1.57 (2008: 1.85).

 (1b) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.57.

 (2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) Balance Sheet figures have been calculated at the closing exchange rate. Prior year balance is shown on a constant exchange rate.

(7) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8) Pru Health sales exclude £6m (£3m 50% share) of Trust business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson
Deputy Group Secretary